As filed with the Securities and Exchange Commission on May 1, 2015.

1933 Act File No. 333-176316
1940 Act File No. 811-22599

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM N-2

☐ REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933
☐ PRE-EFFECTIVE AMENDMENT NO.
☑ POST-EFFECTIVE AMENDMENT NO. 2

☐ REGISTRATION STATEMENT UNDER THE INVESTMENT COMPANY ACT OF 1940
☑ AMENDMENT NO. 7

AMERICAN REAL ESTATE INCOME FUND

Principal Executive Offices
405 Park Avenue, 14th Floor
New York, NY 10022
1-212-415-6500

Agent for Service
The Corporation Trust Company
Corporation Trust Center
1209 Orange Street
Wilmington, Delaware 19801

Copies of information to:

Peter M. Fass, Esq. Sandra M. Forman, Esq. Proskauer Rose LLP Eleven Times Square New York, NY 10036 Tel: (212) 969-3000 Fax: (212) 969-2900	James A. Tanaka, Esq. RCS Capital 405 Park Avenue, 14th Floor New York, NY 10022 (212) 415-6500 Fax: (646) 861-7743

If any securities being registered on this form will be offered on a delayed or continuous basis in reliance on Rule 415 under the Securities Act of 1933, other than securities offered in connection with a dividend reinvestment plan, check the following box. ☑

It is proposed that this filing will become effective (check applicable box):

☐ when declared effective pursuant to section 8(c), or as follows:

☑ immediately upon filing pursuant to paragraph (b) of Rule 486.

☐ on (date) pursuant to paragraph (b) of Rule 486.

☐ 60 days after filing pursuant to paragraph (a) of Rule 486.

☐ on (date) pursuant to paragraph (a) of Rule 486.

If appropriate, check the following box:

☐ This post-effective amendment designates a new effective date for a previously filed post-effective amendment.

PART A – Prospectus

Part A of the Registrant’s Post-Effective Amendment No. 1 under the Securities Act of 1933 and Amendment No.6 under the Investment Company Act of 1940, SEC Accession No. 0001144204-14-014162, filed on March 7, 2014, as amended and supplemented, is incorporated by reference herein.

STATEMENT OF ADDITIONAL INFORMATION
April 29, 2015

AMERICAN REAL ESTATE INCOME FUND
Principal Executive Offices:
405 Park Avenue, New York, NY 10022
1-212-415-6500

This Statement of Additional Information (this “SAI”) is not a prospectus. This SAI should be read in conjunction with the Prospectus of American Real Estate Income Fund, dated April 9, 2014, as amended and supplemented (the “Prospectus”). The Prospectus is hereby incorporated by reference into this SAI (legally made a part of this SAI). Capitalized terms used but not defined in this SAI have the meanings given to them in the Prospectus. This SAI does not include all information that a prospective investor should consider before purchasing the Fund’s securities. Defined terms used herein, and not otherwise defined herein, have the same meanings as in the Prospectus.

You should obtain and read the Prospectus and any related Prospectus supplement prior to purchasing any of the Fund’s securities. A copy of the Prospectus may be obtained without charge by calling the Fund toll-free at 1-866-271-9244 or by visiting http://www.arcincomefunds.com. Information on this website is not incorporated herein by reference. The registration statement of which the Prospectus is a part can be reviewed and copied at the Public Reference Room of the SEC at 100 F Street NE, Washington, D.C. You may obtain information on the operation of the Public Reference Room by calling the SEC at 1-202-551-8090. The Fund’s filings with the SEC also are available to the public on the SEC’s Internet web site at www.sec.gov. Copies of these filings may be obtained, after paying a duplicating fee, by electronic request at the following E-mail address: publicinfo@sec.gov, or by writing the SEC’s Public Reference Section, 100 F Street NE, Washington, D.C. 20549.

i

GENERAL INFORMATION AND HISTORY

The Fund is a newly organized, continuously offered, non-diversified, closed-end management investment company that is operated as an interval fund (the “Fund” or the “Trust”). The Fund was organized as a Delaware statutory trust on March 23, 2011 and has a limited operating history. The Fund’s principal office is located at c/o RCS Advisory Services, LLC, 405 Park Avenue, New York, NY 10022, and its telephone number is 1-212-415-6500. The investment objective and principal investment strategies of the Fund, as well as the principal risks associated with the Fund’s investment strategies, are set forth in “Investment Objective, Policies and Strategies” in the Prospectus. Certain additional investment information is set forth below.

INVESTMENT OBJECTIVE AND POLICIES

Investment Objective

The Fund’s investment objective is to generate income, with capital appreciation as a secondary objective. The Fund will pursue this objective through an investment strategy that concentrates on investments in the real estate industry.

Fundamental Policies

The Fund’s stated fundamental policies, which may only be changed by the affirmative vote of a majority of the outstanding voting securities of the Fund (the shares), are listed below. For the purposes of this SAI, “majority of the outstanding voting securities of the Fund” means the vote, at an annual or special meeting of shareholders, duly called, (a) of 67% or more of the shares present at such meeting, if the holders of more than 50% of the outstanding shares are present or represented by proxy; or (b) of more than 50% of the outstanding shares, whichever is less. The Fund may not:

1)	Borrow money, except to the extent permitted by the Investment Company Act of 1940, as amended (the “1940 Act”) (which currently limits borrowing to no more than 33-1/3% of the value of the Fund’s total assets, including the value of the assets purchased with the proceeds of its indebtedness, if any). The Fund may borrow for investment purposes, for temporary liquidity, or to finance repurchases of its shares.
2)	Issue senior securities, except to the extent permitted by Section 18 of the 1940 Act (which currently limits the issuance of a class of senior securities that is indebtedness to no more than 33-1/3% of the value of the Fund’s total assets or, if the class of senior security is stock, to no more than 50% of the value of the Fund’s total assets).
3)	Purchase securities on margin, or write put options, but the Fund may sell securities short and write call options.
4)	Underwrite securities of other issuers, except insofar as the Fund may be deemed an underwriter under the Securities Act of 1933, as amended (the “Securities Act”) in connection with the disposition of its portfolio securities. The Fund may invest in restricted securities (those that must be registered under the Securities Act before they may be offered or sold to the public) to the extent permitted by the 1940 Act.
5)	Invest more than 25% of the market value of its assets in the securities of companies or entities engaged in any one industry, except the real estate industry. This limitation does not apply to investments in the securities of the U.S. Government, its agencies or instrumentalities. Under normal circumstances, the Fund invests over 25% of its assets in the securities of companies in the real estate industry.
6)	Purchase or sell real estate or interests in real estate. This limitation is not applicable to investments in securities that are secured by or represent interests in real estate. This limitation does not preclude the Fund from investing in mortgage-related securities, such as commercial mortgage-backed securities (“CMBSs”), or investing in companies engaged in the real estate business or that have a significant portion of their assets in real estate (including real estate investment trusts).

7)	Purchase or sell commodities, commodity contracts, including commodity futures contracts, unless acquired as a result of ownership of securities or other investments, except that the Fund may invest in securities or other instruments backed by or linked to commodities, and invest in companies that are engaged in a commodities business or have a significant portion of their assets in commodities, and may invest in commodity pools and other entities that purchase and sell commodities and commodity contracts.
8)	Make loans to others, except (a) through the purchase of debt securities in accordance with its investment objectives and policies, (b) to the extent the entry into a repurchase agreement is deemed to be a loan, and (c) by loaning portfolio securities.

In addition, the Fund has adopted a fundamental policy that it will make quarterly repurchase offers for no less than for 5% of the shares outstanding at net asset value (“NAV”) less any repurchase fee, unless suspended or postponed in accordance with regulatory requirements, and each repurchase pricing shall occur no later than the close of regular trading on the NYSE on the 14th day after the Repurchase Request Deadline, or the next business day if the 14th is not a business day.

Non-Fundamental Policies

The following are additional investment limitations of the Fund and may be changed by the Fund’s Board of Trustees (the “Board”) without shareholder approval.

1)	80% Investment Policy. The Fund has adopted a policy to invest at least 80% of its assets (defined as net assets plus the amount of any borrowings for investment purposes) in real estate-related investments, including securities issued by publicly-traded and non-traded real estate funds that qualify as real estates investment trusts for U.S. Federal tax purposes (“REITs”), as discussed in the Prospectus. Shareholders of the Fund will be provided with at least 60 days prior notice of any change in a Fund’s 80% policy. The notice will be provided in a separate written document containing the following, or a similar statement, in boldface type: “Important Notice Regarding Change in Investment Policy.” The statement will also appear on the envelope in which the notice is delivered, unless the notice is delivered separately from other communications to the shareholder.

If a restriction on the Fund’s investments is adhered to at the time an investment is made, a subsequent change in the percentage of Fund assets invested in certain securities or other instruments, will not be considered a violation of the restriction; provided, however, that the asset coverage requirement applicable to borrowings shall be maintained in the manner contemplated by the 1940 Act, as described above.

Certain Portfolio Securities and Other Operating Policies

The Fund’s investment objective is to generate income, with capital appreciation as a secondary objective. The Fund will pursue this objective through an investment strategy that concentrates on investments in the real estate industry.

Under normal circumstances, the Fund will invest at least 80% of its assets in real estate-related investments, including securities issued by real estate funds that qualify as real estate investment trusts for U.S. Federal tax purposes (“REITs”). Under normal circumstances, it is anticipated that approximately 40% to 60% of the Fund’s assets will be invested in securities of REITs that are not listed on a national securities exchange (“Non-Traded REITs”). Non-Traded REITs are illiquid investments. The remainder of its assets will be invested in other real estate-related investments (including securities of REITs that are listed on a national securities exchange (“Listed REITs”), convertible mortgage bonds and commercial mortgage-backed securities (“CMBSs”)) as well as non-real estate-related investments, cash and cash equivalents. In certain extreme circumstances or market environments the Fund may reduce its investment in real estate-related investments and hold a larger position in cash or cash equivalents and/or deviate from the allocations ranges described in the Prospectus and this SAI. As is always the case, the Fund may not be able to achieve its investment objective in such circumstances. No assurance can be given that any or all investment strategies, or the Fund’s investment program, will be successful.

The Fund’s investment adviser is SEL Asset Management, LLC (the “Advisor”), and its investment sub-advisor is National Fund Advisors, LLC (the “Sub-Advisor”). The Advisor will be responsible for the determining the overall allocation of the Fund’s portfolio. The Advisor will retain sole responsibility for managing that portion of the Fund’s portfolio that is invested in Non-Traded REITs, Non-Traded BDCs and other illiquid securities. Responsibility for managing the remaining portion of the Fund’s portfolio, including the Fund’s investments in Listed REITs and CMBSs, will be delegated to the Sub-Advisor. The Sub-Advisor will have no role in determining which Non-Traded REITs or BDCs the Fund will invest in.

Additional information regarding the types of securities and financial instruments the Fund may invest in is set forth below.

Special Investment Techniques

The Fund may use a variety of special investment instruments and techniques to hedge against various risks or other factors and variables that may affect the values of the Fund’s portfolio securities. The Fund’s Advisor and Sub-Advisor currently intend only to sell short securities or take short positions in equity futures contracts to hedge the value of the Fund’s portfolio when the Advisor or Sub-Advisor, as the case may be, believes that equity prices and/or real estate-related security prices are likely to decline, and to write covered call options on its long security positions to generate additional returns. The Fund’s Advisor and Sub-Advisor do not currently intend to engage in naked short sales or other similar speculative securities transactions. However, the Fund may employ different techniques over time, as new instruments and techniques are introduced or as a result of regulatory developments. Some special investment techniques that Fund may use may be considered speculative and involve a high degree of risk, even when used for hedging purposes. A hedging transaction may not perform as anticipated, and the Fund may suffer losses as a result of its hedging activities.

Derivatives

Generally, The Fund may engage in transactions involving options and futures and other derivative financial instruments. Derivatives can be volatile and involve various types and degrees of risk. By using derivatives, the Fund may be permitted to increase or decrease the level of risk, or change the character of the risk, to which the portfolio is exposed.

A small investment in derivatives could have a substantial impact on the Fund’s performance. The market for many derivatives is, or can suddenly become, illiquid. Changes in liquidity may result in significant and rapid changes in the prices for derivatives. If the Fund were to invest in derivatives at an inopportune time, or the Advisor evaluates market conditions incorrectly, the Fund’s derivative investment could negatively impact the Fund’s return, or result in a loss. In addition, the Fund could experience a loss if its derivatives were poorly correlated with its other investments, or if the Fund were unable to liquidate its position because of an illiquid secondary market.

Options and Futures.  The Fund may engage in the use of options and futures contracts, so-called “synthetic” options, including options on baskets of specific securities, or other derivative instruments written by broker-dealers or other financial intermediaries. These transactions may be effected on securities exchanges or on the over-the-counter market, or they may be negotiated directly with counterparties. In cases where instruments are purchased over-the-counter or negotiated directly with counterparties, the Fund is subject to the risk that the counterparty will be unable or unwilling to perform its obligations under the contract. These transactions may also be illiquid and, if so, it might be difficult to close out a position.

The Fund may purchase call and put options on specific securities. The Fund may also write and sell covered or uncovered call options for both hedging purposes and to pursue the Fund’s investment objectives. A put option gives the purchaser of the option the right to sell, and obligates the writer to buy, the underlying security at a stated price at any time before the option expires. Similarly, a call option gives the purchaser of the option the right to buy, and obligates the writer to sell, the underlying security at a stated price at any time before the option expires.

In a covered call option, the Fund owns the underlying security. The sale of such an option exposes the Fund to a potential loss of opportunity to realize appreciation in the market price of the underlying security during the term of the option. Using covered call options might expose the Fund to other risks, as well. For example, the Fund might be required to continue holding a security that the Fund might otherwise have sold to protect against depreciation in the market price of the security.

When writing options, the Fund may close its position by purchasing an option on the same security with the same exercise price and expiration date as the option that it has previously written on the security. If the amount paid to purchase an option is less or more than the amount received from the sale, the Fund will, accordingly, realize a profit or loss. To close out a position as a purchaser of an option, the Fund would liquidate the position by selling the option previously purchased.

The use of derivatives that are subject to regulation by the Commodity Futures Trading Commission (the “CFTC”) by the Fund could cause the Fund to be a commodity pool, which would require the Fund to comply with certain rules of the CFTC. However, the Fund intends to conduct its operations so as to avoid regulation as a commodity pool. The CFTC provides that a registered investment company, such as the Fund, may be excluded from regulation if either the “percentage-of-margin” or “net notional” test are met. The “percentage-of-margin” test requires that the Fund limit its trading, such that aggregate initial margin and premiums required to establish commodity futures, options on futures, or commodity swap positions do not exceed 5% of the liquidation value of its portfolio, including unrealized profits and losses. This test does not apply to transactions entered into for “bona fide hedging purposes” and excludes from the calculation any portion of an option that is in-the-money at the time of purchase. The “net notional” test requires that the aggregate net notional value of the Fund’s commodities-related trading positions not used for bona fide hedging purposes, determined at the time its most recent position was established, does not exceed 100% of the liquidation value of its portfolio, including unrealized profits and losses. The term notional value is defined by asset class (e.g., different definitions apply to futures and swaps), as is the ability to net positions. In connection with its management of the Fund, the Advisor has claimed such an exclusion from registration as a commodity pool operator under the Commodity Exchange Act (the “CEA”). Therefore, as long as either the “percentage-of-margin” or “net notional” test is met, the Advisor will not be subject to the registration and regulatory requirements of the CEA; however, if the Fund should no longer satisfy either test in the future, registration will be required.

Successful use of futures is also subject to the Advisor’s ability to correctly predict movements in the relevant market. To the extent that a transaction is entered into for hedging purposes, successful use is also subject to the Advisor’s ability to evaluate the appropriate correlation between the transaction being hedged and the price movements of the futures contract.

The Fund may also purchase and sell stock index futures contracts. A stock index futures contract obligates the Fund to pay or receive an amount of cash equal to a fixed dollar amount specified in the futures contract, multiplied by the difference between the settlement price of the contract on the contract’s last trading day, and the value of the index based on the stock prices of the securities that comprise it at the opening of trading in those securities on the next business day. The Fund may purchase and sell interest rate futures contracts, which represent obligations to purchase or sell an amount of a specific debt security at a future date at a specific price.

Options on Securities Indexes.  The Fund may purchase and sell call and purchase put options on stock indexes listed on national securities exchanges or traded on the over-the-counter market for hedging or speculative purposes. A stock index fluctuates with changes in the market values of the stocks included in the index. Accordingly, successful use of options on stock indexes will be subject to the Advisor’s ability to correctly evaluate movements in the stock market generally, or of a particular industry or market segment.

Swap Agreements.  The Fund may enter into a variety of swap agreements, including equity, interest rate, and index swap agreements. The Fund is not limited to any particular form of swap agreement if the Advisor determines that other forms are consistent with the Fund’s investment objectives and policies. However, the Fund does not intend to enter into credit default or total return swaps.

Swap agreements are contracts entered into by two parties (primarily institutional investors) for periods ranging from a few weeks to more than a year. In a standard swap transaction, the parties agree to exchange the returns (or differentials in rates of return) earned or realized on particular predetermined investments or instruments, which may be adjusted for an interest factor. The gross returns to be exchanged or “swapped” between the parties are generally calculated with respect to a “notional amount,” i.e., the return on or increase in value of a particular dollar amount invested at a particular interest rate, in a particular foreign currency, or in a “basket” of securities representing a particular index. Additional forms of swap agreements include (i)

interest rate caps, under which, in return for a premium, one party agrees to make payments to the other to the extent interest rates exceed a specified rate or “cap;” (ii) interest rate floors, under which, in return for a premium, one party agrees to make payments to the other to the extent interest rates fall below a specified level or “floor;” and (iii) interest rate collars, under which a party sells a cap and purchases a floor (or vice versa) in an attempt to protect itself against interest rate movements exceeding certain minimum or maximum levels.

Generally, the Fund’s obligations (or rights) under a swap agreement will be equal only to the net amount to be paid or received under the agreement, based on the relative values of the positions held by the parties. The risk of loss is limited to the net amount of interest payments that a party is contractually required to make. As such, if the counterparty to a swap defaults, the Fund’s risk of loss consists of the net amount of payments that it is entitled to receive.

Money Market Instruments

The Fund may invest, for defensive purposes or otherwise, some or all of their assets in high quality fixed-income securities, money market instruments and money market mutual funds, or hold cash or cash equivalents in such amounts as the Advisor deems appropriate under the circumstances. In addition, the Fund may invest in these instruments pending allocation of its respective offering proceeds. Money market instruments are high quality, short-term fixed-income obligations, which generally have remaining maturities of one year or less and may include U.S. Government securities, commercial paper, certificates of deposit and bankers’ acceptances issued by domestic branches of U.S. banks that are members of the Federal Deposit Insurance Corporation (“FDIC”), and repurchase agreements.

When-Issued, Delayed Delivery and Forward Commitment Securities

To reduce the risk of changes in securities prices and interest rates, the Fund may purchase securities on a forward commitment, when-issued or delayed delivery basis. This means that delivery and payment occur a number of days after the date of the commitment to purchase. The payment obligation and the interest rate receivable with respect to such purchases are determined when the Fund enters into the commitment, but the Fund does not make payment until it receives delivery from the counterparty. The Fund may, if it is deemed advisable, sell the securities after it commits to a purchase but before delivery and settlement takes place.

Securities purchased on a forward commitment, when-issued or delayed delivery basis are subject to changes in value based upon the public’s perception of the creditworthiness of the issuer and changes (either real or anticipated) in the level of interest rates. Purchasing securities on a when-issued or delayed delivery basis can present the risk that the yield available in the market when the delivery takes place may be higher than that obtained in the transaction itself. Purchasing securities on a forward commitment, when-issued or delayed delivery basis when the Fund is fully, or almost fully invested, results in a form of leverage and may cause greater fluctuation in the value of the net assets of the Fund. In addition, there is a risk that securities purchased on a when-issued or delayed delivery basis may not be delivered, and that the purchaser of securities sold by the Fund on a forward basis will not honor its purchase obligation. In such cases, the Fund may incur a loss.

REPURCHASES AND TRANSFERS OF SHARES

Repurchase Offers

The Board has adopted a resolution setting forth the Fund’s fundamental policy that it will conduct quarterly repurchase offers (the “Repurchase Offer Policy”). The Repurchase Offer Policy sets the interval between each repurchase offer at one quarter and provides that the Fund shall conduct a repurchase offer each quarter (unless suspended or postponed in accordance with regulatory requirements). The Repurchase Offer Policy also provides that the repurchase pricing shall occur not later than the close of regular trading on the New York Stock Exchange (the “NYSE”) on the 14th day after the Repurchase Request Deadline or the next business day if the 14th day is not a business day. The Fund’s Repurchase Offer Policy is fundamental and cannot be changed without shareholder approval. The Fund may, for the purpose of paying for repurchased shares, be required to liquidate portfolio holdings earlier than the Advisor would otherwise have liquidated these holdings. Such liquidations may result in losses, and may increase the Fund’s portfolio turnover.

Repurchase Offer Policy Summary of Terms

1)	The Fund will make repurchase offers at periodic intervals pursuant to Rule 23c-3 under the 1940 Act, as may be amended from time to time.
2)	The repurchase offers will be made in March, June, September and December of each year.
3)	The time between the Shareholder Notification (as defined below) and the date on which the repurchase offer ends (the “Repurchase Request Deadline”) will generally be 30 days, but may vary from no more than 42 days to no less than 21 days of the date the repurchase offer is made.
4)	Shares will be repurchased at the NAV per share determined as of the close of regular trading on the NYSE no later than the 14th day after the Repurchase Request Deadline, or the next business day if the 14th day is not a business day (each a “Repurchase Pricing Date”).

The Fund may not condition a repurchase offer upon the tender of any minimum amount of shares. The Fund may deduct from the repurchase proceeds only a repurchase fee that is paid to the Fund and that is reasonably intended to compensate the Fund for expenses directly related to the repurchase. The repurchase fee may not exceed 2% of the proceeds. Generally, the Fund does not charge a repurchase fee. However, for shares held less than 91 days, the Fund will deduct a 2% redemption fee on the redemption amount if shares are sold pursuant to the Fund’s quarterly repurchase program. Shares held longest will be treated as being repurchased first and shares held shortest as being repurchased last. The redemption fee does not apply to shares that were acquired through reinvestment of distributions. Shares held for 91 days or more are not subject to the 2% fee. Redemption fees are paid to the Fund directly and are designed to offset costs associated with fluctuations in Fund asset levels and cash flow caused by short-term shareholder trading.

Procedures:  All periodic repurchase offers must comply with the following procedures:

Repurchase Offer Amount:  Each quarter, the Fund may offer to repurchase at least 5% of the outstanding shares of the Fund on the Repurchase Request Deadline (the “Repurchase Offer Amount”). The Fund may increase the size of the Repurchase Offer Amount to up to 25% of the Fund’s outstanding shares, in the sole discretion of the Board, but it is not expected that the Board will do so.

Shareholder Notification:  Thirty days before each Repurchase Request Deadline, the Fund shall send to each shareholder of record and to each beneficial owner of the shares that are the subject of the repurchase offer a notification (the “Shareholder Notification”) providing the following information:

1)	A statement that the Fund is offering to repurchase its shares from shareholders at net asset value;
2)	Fees applicable to such repurchase, if any;
3)	The Repurchase Offer Amount;
4)	The dates of the Repurchase Request Deadline, Repurchase Pricing Date, and the date by which the Fund must pay shareholders for any shares repurchased (which shall not be more than seven days after the Repurchase Pricing Date) (the “Repurchase Payment Deadline”);
5)	The risk of fluctuation in net asset value between the Repurchase Request Deadline and the Repurchase Pricing Date, and the possibility that the Fund may use an earlier Repurchase Pricing Date;
6)	The procedures for shareholders to request repurchase of their shares and the right of shareholders to withdraw or modify their repurchase requests until the Repurchase Request Deadline;
7)	The procedures under which the Fund may repurchase such shares on a pro rata basis if shareholders tender more than the Repurchase Offer Amount;
8)	The circumstances in which the Fund may suspend or postpone a repurchase offer;
9)	The NAV of the shares computed no more than seven days before the date of the notification and the means by which shareholders may ascertain the NAV thereafter; and

10)	The market price, if any, of the shares on the date on which NAV was computed, and the means by which shareholders may ascertain the market price thereafter.

The Fund must file Form N-23c-3 (the “Notification of Repurchase Offer”) and three copies of the Shareholder Notification with the U.S. Securities and Exchange Commission (the “SEC”) within three business days after sending the Notification to Shareholders.

Notification of Beneficial Owners:  Where the Fund knows that shares subject of a repurchase offer are held of record by a broker, dealer, voting trustee, bank, association or other entity that exercises fiduciary powers in nominee name or otherwise, the Fund must follow the procedures for transmitting materials to beneficial owners of securities that are set forth in Rule 14a-13 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”).

Repurchase Requests:  Repurchase requests must be submitted by shareholders on or prior to the Repurchase Request Deadline. The Fund shall permit repurchase requests to be withdrawn or modified at any time prior to the Repurchase Request Deadline, but shall not permit repurchase requests to be withdrawn or modified after the Repurchase Request Deadline.

Repurchase Requests in Excess of the Repurchase Offer Amount:  If shareholders tender more than the Repurchase Offer Amount, the Fund may, but is not required to, repurchase an additional amount of shares not to exceed 2% of the outstanding shares of the Fund as of the Repurchase Request Deadline. If the Fund determines not to repurchase more than the Repurchase Offer Amount, or if shareholders tender shares in an amount exceeding the Repurchase Offer Amount plus 2% of the outstanding shares as of the Repurchase Request Deadline, the Fund shall repurchase the shares tendered on a pro rata basis. This policy, however, does not prohibit the Fund from:

1)	Accepting all repurchase requests by persons who own, beneficially or of record, an aggregate of not more than 100 shares and who tender all of their shares for repurchase, before prorating shares tendered by others, or
2)	Accepting the total number of shares tendered in connection with the required minimum distributions from an IRA or other qualified retirement plan. It is the shareholder’s obligation to both notify and provide the Fund supporting documentation of a required minimum distribution from an IRA or other qualified retirement plan.

Suspension or Postponement of Repurchase Offers:  The Fund shall not suspend or postpone a repurchase offer except pursuant to a vote of a majority of the Board, including a majority of the trustees who are not interested persons of the Fund, and only:

1)	If the repurchase would cause the Fund to lose its status as a regulated investment company under Internal Revenue Code of 1986, as amended (the “Code”);
2)	For any period during which the NYSE or any other market in which the securities owned by the Fund are principally traded is closed, other than customary weekend and holiday closings, or during which trading in such market is restricted;
3)	For any period during which an emergency exists as a result of which disposal by the Fund of securities owned by it is not reasonably practicable, or during which it is not reasonably practicable for the Fund fairly to determine the value of its net assets; or
4)	For such other periods as the SEC may by order permit for the protection of shareholders of the Fund.

If a repurchase offer is suspended or postponed, the Fund shall provide notice to shareholders of such suspension or postponement. If the Fund renews the repurchase offer, the Fund shall send a new Shareholder Notification to shareholders.

Computing Net Asset Value:  The Fund’s current NAV per share is determined daily, at such specific time or times during the day as set by the Board, as described in “Determination of Net Asset Value” in the Prospectus. The Fund’s NAV need not be calculated on:

1)	Days on which changes in the value of the Fund’s portfolio securities will not materially affect the current NAV of the shares;
2)	Days during which no order to purchase shares is received, other than days when the NAV would otherwise be computed; or
3)	Customary national, local, and regional business holidays described or listed in the Prospectus.

Liquidity Requirements:  From the time the Fund sends a Shareholder Notification to shareholders until the Repurchase Pricing Date, a percentage of the Fund’s assets equal to at least 100% of the Repurchase Offer Amount (the “Liquidity Amount”) shall consist of assets that can be sold or disposed of in the ordinary course of business, at approximately the price at which the Fund has valued the investment, within a period equal to the period between a Repurchase Request Deadline and the Repurchase Payment Deadline, or of assets that mature by the next Repurchase Payment Deadline. The Board has adopted procedures that are reasonably designed to ensure that the Fund’s assets are sufficiently liquid so that the Fund can comply with the repurchase offer and the liquidity requirements described in this paragraph. In the event that the Fund’s assets fail to comply with this requirement, the Board shall cause the Fund to take such action as it deems appropriate to ensure compliance.

Liquidity Policy:  The Board may delegate day-to-day responsibility for evaluating liquidity of specific assets to the Advisor, but shall continue to be responsible for monitoring the Advisor’s performance of its duties and the composition of the portfolio. Accordingly, the Board has approved this policy that is reasonably designed to ensure that the Fund’s portfolio assets are sufficiently liquid so that the Fund can comply with its fundamental policy on repurchases and comply with the liquidity requirements in the preceding paragraph.

1)	In evaluating liquidity, the following factors are relevant, but not necessarily determinative:
a.	The frequency of trades and quotes for the security.
b.	The number of dealers willing to purchase or sell the security and the number of potential purchasers.
c.	Dealer undertakings to make a market in the security.
d.	The nature of the marketplace trades (e.g., the time needed to dispose of the security, the method of soliciting offer and the mechanics of transfer).
e.	The size of the fund’s holdings of a given security in relation to the total amount of outstanding of such security or to the average trading volume for the security.
2)	If market developments impair the liquidity of a security, the Advisor should review the advisability of retaining the security in the portfolio. The Advisor should report the basis for its determination to retain a security at the next Board meeting.
3)	The Board shall review the overall composition and liquidity of the Fund’s portfolio on a quarterly basis.
4)	These procedures may be modified as the Board deems necessary.

Registration Statement Disclosure:  The Fund’s registration statement must disclose its intention to make or consider making such repurchase offers.

Annual Report Disclosure:  The Fund shall include in its annual report to shareholders the following:

1)	Disclosure of its fundamental policy regarding periodic repurchase offers.
2)	Disclosure regarding repurchase offers by the Fund during the period covered by the annual report, which disclosure shall include:
a.	the number of repurchase offers,
b.	the repurchase offer amount and the amount tendered in each repurchase offer, and

c.	the extent to which in any repurchase offer the Fund repurchased stock pursuant to the procedures in paragraph (b)(5) of Rule 23(c)-3.

Advertising:  The Fund, or any underwriter for the Fund, must comply, as if the Fund were an open end company, with the provisions of Section 24(b) of the 1940 Act and the rules thereunder and file, if necessary, with FINRA or the SEC any advertisement, pamphlet, circular, form letter, or other sales literature addressed to or intended for distribution to prospective investors.

Involuntary Repurchases

The Fund may, at any time, repurchase at net asset value shares held by a shareholder, or any person acquiring shares from or through a shareholder, if: the shares have been transferred or have vested in any person other than by operation of law as the result of the death, dissolution, bankruptcy or incompetency of a shareholder; ownership of the shares by the shareholder or other person will cause the Fund to be in violation of, or require registration of the shares, or subject the Fund to additional registration or regulation under, the securities, commodities or other laws of the United States or any other relevant jurisdiction; continued ownership of the shares may be harmful or injurious to the business or reputation of the Fund or may subject the Fund or any shareholders to an undue risk of adverse tax or other fiscal consequences; the shareholder owns shares having an aggregate net asset value less than an amount determined from time to time by the trustees; or it would be in the interests of the Fund, as determined by the Board, for the Fund to repurchase the Shares. The Advisor may tender for repurchase in connection with any repurchase offer made by the Fund Shares that it holds in its capacity as a shareholder.

Transfers of Shares

No person may become a substituted shareholder without the written consent of the Board, which consent may be withheld for any reason in the Board’s sole and absolute discretion. Shares may be transferred only (i) by operation of law pursuant to the death, bankruptcy, insolvency or dissolution of a shareholder or (ii) with the written consent of the Board, which may be withheld in its sole and absolute discretion. The Board may, in its discretion, delegate to the Advisor its authority to consent to transfers of shares. Each shareholder and transferee is required to pay all expenses, including attorneys and accountants fees, incurred by the Fund in connection with such transfer.

MANAGEMENT OF THE FUND

The Board has overall responsibility to manage and control the business affairs of the Fund, including the complete and exclusive authority to oversee and to establish policies regarding the management, conduct and operation of the Fund’s business. The Board exercises the same powers, authority and responsibilities on behalf of the Fund as are customarily exercised by the board of directors of a registered investment company organized as a corporation. The business of the Trust is managed under the direction of the Board in accordance with the Amended and Restated Agreement and Declaration of Trust and the Trust’s By-laws (the “Governing Documents”), each as amended from time to time, which have been filed with the SEC and are available upon request. The Board consists of three individuals, one of whom is an “interested person” (as defined under the 1940 Act) of the Trust and the Sub-Advisor. Pursuant to the Governing Documents of the Trust, the trustees shall elect officers including a President, a Secretary and a Treasurer, and shall appoint a Chief Compliance Officer. The Board retains the power to conduct, operate and carry on the business of the Trust and has the power to incur and pay any expenses, which, in the opinion of the Board, are necessary or incidental to carry out any of the Trust’s purposes. The trustees, officers, employees and agents of the Trust, when acting in such capacities, shall not be subject to any personal liability except for his or her own bad faith, willful misfeasance, gross negligence or reckless disregard of his or her duties.

Board Leadership Structure.

The Board is led by Mr. John H. Grady, who has served as Chairman of the Board since April 2015. Under the Trust’s Governing Documents, the Chairman of the Board is responsible for (a) presiding at Board meetings, (b) calling special meetings on an as-needed basis, (c) execution and administration of Trust policies, including (i) setting agendas of each Board meeting and (ii) providing information to Board members in advance of each Board meeting and between Board meetings.

Mr. Grady may be deemed to be an interested person of the Trust by virtue of his senior management roles at the Sub-Advisor and ARC, which is an affiliate of the Sub-Advisor and under common control with the Administrator and the Distributor. The trustees have determined that an interested Chairman is appropriate and benefits shareholders because an interested Chairman has a personal and professional stake in the quality and continuity of services provided to the Fund. The Independent Trustees (as defined herein) exercise their informed business judgment to appoint an individual of their choosing to serve as Chairman, regardless of whether the trustee happens to be independent or a member of management. The Independent Trustees have determined that they can act independently and effectively without having an Independent Trustee serve as Chairman and that a key structural component for assuring that they are in a position to do so is for the Independent Trustees to constitute a substantial majority of the Board. The Independent Trustees also meet quarterly in executive session without Mr. Grady. In view of the small size of the Board, the independent trustees have not designated any single trustee to be the lead independent trustee at this time.

Board Risk Oversight.

The Board of Trustees is comprised of three individuals, two of whom are Independent Trustees. The Board has also established a standing independent Audit Committee with an independent chairperson. The Board is responsible for overseeing risk management, and the full Board regularly engages in discussions of risk management and receives compliance reports that inform its oversight of risk management from its Chief Compliance Officer at quarterly meetings and on an ad hoc basis, when and if necessary. The Audit Committee considers financial and reporting risk within its area of responsibilities. Generally, the Board believes that its oversight of material risks is adequately maintained through the compliance-reporting chain where the Chief Compliance Officer is the primary recipient and communicator of such risk-related information.

Trustees

Following is a list of the trustees of the Trust and their principal occupation over the last five years.

Independent Trustees

Name, Address* and Age	Position/Term of Office**	Principal Occupation During the Past Five Years	Number of Portfolios in Fund Complex*** Overseen by Trustee	Other Directorships held by Trustee During Last Five Years
Robin A. Ferracone Age 61	Trustee Since May 2012	Chief Executive Officer, Farient Advisors, LLC (May 2007 to present).	1	American Realty Capital Trust V, Inc.; American Realty Capital Daily Net Asset Value Trust, Inc.; American Realty Capital Properties, Inc.
Stanley R. Perla Age 71	Trustee Since May 2012	Certified Public Accountant (“CPA”) and Practice Development, Friedman LLP (May 2012 to present); CPA and Practice Development, Cornerstone Accounting Group, LLP (June 2011 to May 2012); CPA and Managing Partner, Cornerstone Accounting Group, LLP (June 2008 to May 2011); CPA and Director of Internal Audit, Vornado Realty Trust (July 2003 to May 2008).	1	American Realty Hospitality Trust, Inc.; American Realty Capital Trust V, Inc.; American Realty Capital Daily Net Asset Value Trust, Inc.; American Realty Capital Global Trust II, Inc.; Madison Harbor Balanced Strategies, Inc.; American Mortgage Acceptance Company; GTJ REIT, Inc.

Interested Trustee

Name, Address* and Age	Position/Term of Office**	Principal Occupation During the Past Five Years	Number of Portfolios in Fund Complex*** Overseen by Trustee	Other Directorships held by Trustee During Last Five Years
John H. Grady**** Age 53	Trustee and Chairman since 2015	President, Treasurer and Secretary, American Real Estate Income Fund from April 2015 to present; Chairman and Interested Trustee, Realty Capital Income Funds Trust from April 2015 to present; President, Realty Capital Income Funds Trust from 2013 to present; President, National Fund Advisors, LLC from October 2012 to present; President, American National Stock Transfer, LLC from October 2012 to September 2014; Chief Strategy and Risk Officer, RCS Capital Corporation from October 2014 to present; Chief Operating Officer, Realty Capital Securities from October 2012 to September 2014; Chief Compliance Officer, Business Development Corporation of America, from October 2012 to April 2015; Chief Compliance Officer, BDCA Adviser, LLC, from October 2012 to March 2015; General Counsel and Chief Operating Officer, Steben & Company (firm operated and distributed commodity pools using managed futures strategies), from December 2009 to September 2012.	5	Realty Capital Income Funds Trust April 2015 to present

*	The address for each trustee listed above is 405 Park Avenue, 14th Floor, New York, NY 10022.
**	The term of office for each trustee listed above will continue indefinitely.
***	The term “Fund Complex” refers to the ARC Income Funds.
****	Mr. Grady is an “interested person” of the Fund, as such term is defined in the 1940 Act.

The Board believes that, collectively, the Trustees have balanced and diverse experience, qualifications, attributes, and skills, which allows the Board to operate effectively in governing the Trust and protecting the interests of shareholders. Below is a description of the various experience, qualifications, attributes and/or skills with respect to each Trustee considered by the Board:

Robin A. Ferracone

Ms. Ferracone is the founder and Chief Executive Officer of Farient Advisors LLC, an independent executive compensation and performance consulting firm, since May 2007. She also currently serves as an independent director of American Realty Capital Daily Net Asset Value Trust, Inc., a Non-Traded REIT sponsored by ARC. Ms. Ferracone also served as an independent director of American Realty Capital Properties, Inc. from October 2012 to February 2013 and as an independent director of American Realty Capital Trust V, Inc. from January 2013 to April 2013. From January 2005 until April 2007, Ms. Ferracone was President of the Human Capital business of Mercer, a business that included talent and compensation consulting, software and data services globally. Prior to that, Ms. Ferracone was Chairman of the U.S. West Region for Mercer's parent company, Marsh & Mclennan Companies, and market leader and Worldwide Partner at Mercer. Before October 2001, Ms. Ferracone was President and Chairman of SCA Consulting, a firm she co-founded in 1985 and sold to Mercer in

2001, and a strategy consultant at Booz Allen & Hamilton. Ms. Ferracone is the author of Fair Pay, Fair Play: Aligning Executive Performance and Pay (Jossey-Bass, 2010). She also contributes to numerous prominent publications including a blog for Forbes.com, and articles for Directorship, National Association of Corporate Directors, and Corporate Board Member. In 2011 and 2012, Ms. Ferracone was named to the Directorship 100, a list of the most influential people in the Boardroom. Ms. Ferracone is a member of the Duke University Board of Trustees, World Presidents' Organization, The Committee of 200, and the International Women's Forum. She also is on the board of PayScale, Inc., a venture-backed company. Ms. Ferracone earned an MBA from the Harvard Business School, where she was a Baker Scholar and a B.A. summa cum laude in Management Science and Economics from Duke University, where she was elected to Phi Beta Kappa. The Fund believes that Ms. Ferracone's experience as an independent director of various Non-Traded REITs sponsored by ARC and her extensive corporate governance and executive compensation consulting experience, make her well qualified to serve as a member of the Fund's Board of Trustees.

Stanley R. Perla

Mr. Perla, a licensed certified public accountant, was with the firm of Ernst & Young LLP for 35 years, from September 1967 to June 2003, the last 25 of which he was a partner. He currently serves as an independent director of American Realty Hospitality Trust, Inc., and American Realty Capital Trust V, Inc., both of which are Non-Traded REITs sponsored by ARC. Mr. Perla also serves as an independent director and as Chairman of the Audit Committee for GTT REIT, Inc. Mr. Perla served as an independent director of American Realty Capital Daily Net Asset Value Trust, Inc. from March 2012 until April 2013. From July 2003 to May 2008, he was the director of Internal Audit for Vornado Realty Trust and from June 2008 to May 2011, he was the managing partner of Cornerstone Accounting Group, a public accounting firm specializing in the real estate industry and a consultant to them from June 2011 to March 2012. Since May 2012, Mr. Perla has provided consulting services to Friedman LLP, a public accounting firm. His area of expertise for the past 40 years was real estate, and he was also responsible for the auditing of public and private companies. Mr. Perla served as Ernst & Young’s national director of real estate accounting, as well as on Ernst & Young’s national accounting and auditing committee. He is an active member of the National Association of Real Estate Investment Trusts and the National Association of Real Estate Companies. In addition, Mr. Perla has been a frequent speaker on real estate accounting issues at numerous real estate conferences. He currently serves as a member of the board of directors and the chair of the audit committee of Madison Harbor Balanced Strategies, Inc. since January 2004 and previously for American Mortgage Acceptance Company from January 2004 to April 2010 and Lexington Realty Trust from August 2003 to November 2006. Mr. Perla earned an M.B.A. in Taxation and a B.B.A. in Accounting from Baruch College. The Fund believes that Mr. Perla's extensive experience as the director of Internal Audit at Vornado Realty Trust, as a managing partner of Cornerstone Accounting Group, his prior experience as an independent director of ARC DNAV and his over 40 years of experience in real estate, make him well qualified to serve as a member of the Fund's Board of Trustees.

John H. Grady

Mr. John H. Grady has served as the trustee and chairman of the board of Realty Capital Income Funds Trust (“RCIFT”) since April 2015. Mr. Grady has also served as the President of RCIFT since 2013. Mr. Grady has served as the President of National Fund Advisors, LLC since October 2012. In addition, Mr. Grady has served as the Chief Strategy and Risk Officer of RCS Capital Corporation since October 2014. Mr. Grady serves as the Chief Operating Officer of Realty Capital Securities, LLC from October 2012 to September 2014. He also served as the President of American National Stock Transfer, LLC from October 2012 to September 2014. Mr. Grady served as the Chief Compliance Officer of Business Development Corporation of America from October 2012 to April 2015. Additionally, he served as the Chief Compliance Officer of BDCA Adviser, LLC from October 2012 to March 2015. Before joining ARC, Mr. Grady was the General Counsel and Chief Operating Officer of Steben & Company from December 2009 to September 2012. Mr. Grady also served as the Senior Adviser for Coil Investment Group from 2008 to 2009. Mr. Grady was the Chief Executive Officer and President of Nationwide Funds Group from 2006 to 2008. He previously worked at Turner Investment Partners/Constellation Funds Group from 2001 to 2006, and was partner with the law firm of Morgan, Lewis & Bockius LLP from 1995 to 2001. Mr. Grady graduated from Colgate University in 1982 and received a J.D. in 1985 from the University of Pennsylvania Law School. The Fund believes that

Mr. Grady’s current and prior experience as an executive officer at a number of entities in the securities industry, as well as his approximately 30 years as a practicing attorney, make him well qualified to serve as trustee and Chairman of the Board.

Officers

Following is a list of executive officers of the Trust and their principal occupation over the last five years.

Name, Address* and Age	Position/Term of Office**	Principal Occupation During the Past Five Years
John H. Grady Age 53	President, Treasurer and Secretary	Chairman and Trustee, American Real Estate Income Fund from April 2015 to present; Chairman and Interested Trustee, Realty Capital Income Funds Trust from April 2015 to present; President, Realty Capital Income Funds Trust from 2013 to present; President, National Fund Advisors, LLC from October 2012 to present; President, American National Stock Transfer, LLC from October 2012 to September 2014; Chief Strategy and Risk Officer, RCS Capital Corporation from October 2014 to present; Chief Operating Officer, Realty Capital Securities from October 2012 to September 2014; Chief Compliance Officer, Business Development Corporation of America, from October 2012 to April 2015; Chief Compliance Officer, BDCA Adviser, LLC, from October 2012 to March 2015; General Counsel and Chief Operating Officer, Steben & Company (firm operated and distributed commodity pools using managed futures strategies), from December 2009 to September 2012.”
Mark Painter Age 33	Vice President	Portfolio Manager, SEL Asset Management, LLC (Feb 2014 to present); Portfolio Manager, Stanley Laman Group, Ltd (July 2004 – present).
Christopher Pike Age 47	Vice-President	Vice President and Chief Investment Officer, National Fund Advisors, LLC (May 2012 – present); Director of Investment Research, American Realty Capital and Realty Capital Securities (Aug 2011 – May 2012); Equity Research Analyst, Fagenson & Company, Inc. (Dec 2009 – Aug 2011); Equity Research Analyst, Merrill Lynch (Mar 2006 – Dec 2008).
Gerard Scarpati Age 59	Chief Financial Officer	Director, Vigilant Compliance, LLC (an investment management services company) from February 2010 to present; Consultant to investment industry from August 2004 to February 2010.

Name, Address* and Age	Position/Term of Office**	Principal Occupation During the Past Five Years
Robert Amweg Age 62	Chief Compliance Officer	Compliance Director, Vigilant Compliance, LLC (an investment management services company) from August 2013 to present; Consultant to financial services industry from September 2012 to December 2014; and Chief Financial Officer and Chief Accounting Officer, Turner Investment from February 2007 to August 2012.

*	The address for each officer listed above is 405 Park Avenue, 14th Floor, New York, NY 10022.
**	The term of office for each officer listed above will continue indefinitely.

Board Committees

Audit Committee:  The Board has an Audit Committee that consists of the trustees who are not “interested persons” (as defined under the 1940 Act) of the Trust and the Advisor (the “Independent Trustees”). The Audit Committee’s responsibilities include: (i) recommending to the Board the selection, retention or termination of the Trust’s independent auditors; (ii) reviewing with the independent auditors the scope, performance and anticipated cost of their audit; (iii) discussing with the independent auditors certain matters relating to the Trust’s financial statements, including any adjustment to such financial statements recommended by such independent auditors, or any other results of any audit; (iv) reviewing on a periodic basis a formal written statement from the independent auditors with respect to their independence, discussing with the independent auditors any relationships or services disclosed in the statement that may impact the objectivity and independence of the Trust’s independent auditors and recommending that the Board take appropriate action in response thereto to satisfy itself of the auditor’s independence; and (v) considering the comments of the independent auditors and management’s responses thereto with respect to the quality and adequacy of the Trust’s accounting and financial reporting policies and practices and internal controls. The Audit Committee operates pursuant to an Audit Committee Charter. The Audit Committee is responsible for seeking and reviewing nominee candidates for consideration as Independent Trustees as is from time to time considered necessary or appropriate. The Audit Committee generally will consider shareholder nominees to the extent required pursuant to rules under the Exchange Act. The Audit Committee is also responsible for reviewing and setting Independent Trustee compensation from time to time when considered necessary or appropriate. As of the date of this SAI, the Audit Committee has held three meetings.

Trustee Ownership:  The following table indicates the dollar range of equity securities that each Trustee beneficially owned in the Fund as of the date of this SAI.

Independent Trustees

Name of Trustee	Dollar Range of Equity Securities in the Fund	Aggregate Dollar Range of Equity Securities in All Registered Investment Companies Overseen by Trustee in Family of Investment Companies
Robin A. Ferracone	None	None
Stanley R. Perla	None	None

Interested Trustee

Name of Trustee	Dollar Range of Equity Securities in the Fund	Aggregate Dollar Range of Equity Securities in All Registered Investment Companies Overseen by Trustee in Family of Investment Companies
John H. Grady*	None	None

*	Mr. Grady joined the Board effective April 10, 2015.

Compensation

Each Independent Trustee will receive a retainer of $30,000 per year, plus $2,000 for each board or board committee meeting the trustee attends in person ($2,500 for attendance by the chairperson of the audit committee at each meeting of the audit committee), $750 for each meeting the trustee attends virtually and $1,500 for each meeting the trustee attends by telephone. If there is a meeting of the Board and one or more committees in a single day, the fees will be limited to $2,500 per day ($3,000 for the chairperson of the audit committee if there is a meeting of such committee). Neither Mr. Grady nor any of the executive officers receive compensation from the Trust.

The table below details the amount of compensation the trustees to received from the Fund during the fiscal period ended March 31, 2015. The Trust does not have a bonus, profit sharing, pension or retirement plan.

Name and Position	Aggregate Compensation From Fund	Pension or Retirement Benefits Accrued as Part of Fund Expenses	Estimated Annual Benefits Upon Retirement	Total Compensation From Fund and Fund Complex Paid to Directors
Mark Auerbach*	$34,000	None	None	$34,000
Robin A. Ferracone	$36,500	None	None	$36,500
Stanley Perla	$37,500	None	None	$37,500

*	Mr. Auerbach resigned from the Board on September 22, 2014.

CODES OF ETHICS

Each of the Fund, the Advisor, the Sub-Advisor and the Trust’s Distributor have adopted a code of ethics under Rule 17j-1 of the 1940 Act (collectively, the “Ethics Codes”). Rule 17j-1 and the Ethics Codes are designed to prevent unlawful practices in connection with the purchase or sale of securities by covered personnel (“Access Persons”). The Ethics Codes permit Access Persons, subject to certain restrictions, to invest in securities, including securities that may be purchased or held by the Fund. Under the Ethics Codes, Access Persons may engage in personal securities transactions, but are required to report their personal securities transactions for monitoring purposes. In addition, certain Access Persons are required to obtain approval before investing in initial public offerings or private placements. The Ethics Codes can be reviewed and copied at the SEC’s Public Reference Room in Washington, D.C. Information on the operation of the Public Reference Room may be obtained by calling the SEC at 1-202-551-8090. The codes are available on the EDGAR database on the SEC’s website at www.sec.gov, and also may be obtained, after paying a duplicating fee, by electronic request at the following e-mail address: publicinfo@sec.gov, or by writing the SEC’s Public Reference Section, Washington, D.C. 20549.

PROXY VOTING POLICIES AND PROCEDURES

The Board has adopted Proxy Voting Policies and Procedures (the “Policies”) on behalf of the Trust, which delegate the responsibility for voting proxies to the Advisor, subject to the Board’s continuing oversight. The Policies require that the Advisor vote proxies received in a manner consistent with the best interests of the Fund and shareholders. The Policies also require the Advisor to present to the Board, at least annually, the Advisor’s proxy voting policy and a record of each proxy voted by the Advisor on behalf of the Fund, including a report on the resolution of all proxies identified by the Advisor involving a conflict of interest. The Policies also permit the Adviser to delegate responsibility for voting proxies to the Sub-Advisor, subject to the Sub-Advisor’s agreement to abide by the terms of the Policy.

Where a proxy proposal raises a material conflict between the interests of the Advisor, the Sub-Advisor, any affiliated person(s) of the Advisor or the Sub-Advisor, the Fund’s principal underwriter (distributor) or any affiliated person of the principal underwriter (distributor), or any affiliated person of the Trust and the Fund’s or its shareholder’s interests, the Advisor will resolve the conflict by voting in accordance with the policy guidelines or at the Trust’s directive using the recommendation of an independent third party. If the third party’s recommendations are not received in a timely fashion, the Advisor will abstain from voting. Copies of the Advisor’s and the Sub-Advisor’s proxy voting policies are attached hereto as Appendix A.

Information regarding how the Fund voted proxies relating to portfolio securities held by the Fund during the most recent 12-month period ending June 30 will be available (1) without charge, upon request, by calling the Fund toll-free at 1-866-271-9244; and (2) on the SEC’s website at http://www.sec.gov. In addition, a copy of the Fund’s proxy voting policies and procedures are also available by calling toll-free at 1-866-271-9244 and will be sent within three business days of receipt of a request.

CONTROL PERSONS AND PRINCIPAL HOLDERS

A principal shareholder is any person who owns (either of record or beneficially) 5% or more of the outstanding shares of a fund. A control person is one who owns, either directly or indirectly more than 25% of the voting securities of a company or acknowledges the existence of control. A control person may be able to determine the outcome of a matter put to a shareholder vote. As of the date of this SAI, the Fund could be deemed to be under control of AR Capital, LLC and RCS Capital Corporation, each of which has voting authority with respect to approximately 48.64% of the value of the outstanding interests in the Fund on such date. Now that the Fund has commenced investment operations and its shares are sold to the public, we expect that such control will be diluted until such time as the Fund is controlled by its unaffiliated shareholders. As of the date of this SAI, other than AR Capital, LLC and RCS Capital Corporation, no shareholders of record owned 5% or more of the outstanding shares of the Fund. As of the date of this SAI, the trustees and officers owned no shares of the Fund.

INVESTMENT ADVISORY AND OTHER SERVICES

The Advisor

SEL Asset Management, LLC, located at 1235 Westlakes Drive, Suite 295, Berwyn, PA 19312, serves as the Fund’s investment advisor. The Advisor is registered with the SEC as an investment advisor under the Investment Advisers Act of 1940, as amended. The Advisor is a Delaware limited liability company formed in November 2012 for the purpose of advising the Fund. The Advisor commenced operations in February 2014. The Advisor was formed for the purpose of providing investment management services to registered investment vehicles. The Fund is the Advisor’s first initiative in the closed end fund marketplace. As such, the Advisor currently has no assets under management. Neither the Advisor nor its controlling persons have previously advised a registered investment company. James J. Laman and Bradford W. Stanley are the Managing Members of the Advisor. Mr. Laman also serves as the Advisor’s Chief Compliance Officer. The Advisor’s principals own and/or manage several businesses and professional firms, including The Stanley Laman Group and the Laman Law Firm.

Under the general supervision of the Fund’s Board, the Advisor will carry out the investment and reinvestment of the net assets of the Fund, furnish a continuous investment program with respect to the Fund, and determine which securities should be purchased, sold or exchanged. In particular, the Advisor will be responsible for the determining the overall allocation of the Fund’s portfolio. The Advisor will retain sole responsibility for managing that portion of the Fund’s portfolio that is invested in Non-Traded REITs, Non-Traded BDCs and other illiquid securities. Responsibility for managing the remaining portion of the Fund’s portfolio, including the Fund’sinvestments in Listed REITs, CMBSs and other liquid securities, will be delegated to the Sub-Advisor. The Advisor will compensate all Advisor personnel who provide services to the Fund. In return for these services, facilities and payments, the Fund has agreed to pay the Advisor as compensation under the Management Agreement a monthly management fee computed at the annual rate of 1.10% of the Fund’s average daily net assets. The Advisor may employ research services and service providers to assist in the Advisor’s market analysis and investment selection.

A discussion regarding the basis for the Board’s initial approval of the Fund’s Investment Management Agreement will be available in the Fund’s initial annual report to shareholders.

The Advisor and the Fund have entered into an expense limitation and reimbursement agreement (the “Expense Limitation Agreement”) under which the Advisor has agreed contractually to waive its fees and to pay or absorb the ordinary operating expenses of the Fund (including offering and organizational expenses, but excluding interest, brokerage commissions, acquired fund fees and expenses, and extraordinary expenses), to the extent that they exceed 2.50% per annum of the Fund’s average daily net assets (the “Expense Limitation”). In consideration of the Advisor’s agreement to limit the Fund’s expenses, the Fund has agreed to repay the Advisor in the amount of any fees waived and Fund expenses paid or absorbed. Any waiver or reimbursement of fees by the Advisor is subject to repayment by the Fund within the three fiscal years following the fiscal year in which such waiver or reimbursement occurred; provided, however, that (i) the Fund is able to make such repayment without exceeding the Expense Limitation in place at the time the fees being repaid were waived, and (ii) such repayment is approved by the Board. The Expense Limitation Agreement will remain in effect for at least a one-year term, unless and until the Board approves its modification or termination. The Expense Limitation Agreement may be terminated only by the Fund’s Board on 60 days written notice to the Advisor. After the initial one-year term, the Expense Limitation Agreement may be renewed at the Advisor’s and Board’s discretion.

The Sub-Advisor

National Fund Advisors, LLC, located at 405 Park Avenue, New York, NY 10022, serves as the Fund’s investment sub-advisor. The Sub-Advisor is registered with the SEC as an investment advisor under the Investment Advisers Act of 1940, as amended. The Sub-Advisor is a Delaware limited liability company formed in June 2011 for the purpose of providing investment management services to registered investment vehicles. The Sub-Advisor commenced operations in June 2013. As of March 31, 2015, the Sub-Advisor had approximately $98.7 million in assets under management. The Sub-Advisor currently manages four open-end mutual funds. The Fund is the Advisor’s first initiative in the closed end fund marketplace. The Sub-Advisor is a wholly-owned subsidiary of ARC. John H. Grady and Christopher Pike are the President and Chief Investment Officer of the Sub-Advisor, respectively. Walter D. Karle serves as the Sub-Adviser’s Chief Compliance Officer.

Under the supervision of the Advisor, the Sub-Advisor will manage that portion of the Fund’s portfolio allocated to the Sub-Advisor by the Advisor for investment in publicly-traded securities and other liquid investments (including Listed REITs, convertible mortgage bonds and CMBSs). The Sub-Advisor will have no role in determining which Non-Traded REITs or BDCs the Fund will invest in. The Sub-Advisor will compensate all Sub-Advisor personnel who provide services to the Fund. In return for these services, facilities and payments, the Advisor has agreed to pay the Sub-Advisor as compensation under the Sub-Advisory Agreement a monthly fee at the annual rate of 1.00% of the Fund’s daily net asset value attributable to that portion of the Fund’s portfolio that has been allocated to the Sub-Advisor by the Advisor. The Sub-Advisor’s fee will be paid by the Advisor out of the fee the Advisor receives from the Fund, and will not impact the Fund’s expenses. The Sub-Advisor may employ research services and service providers to assist in the Sub-Advisor’s market analysis and investment selection.

Participation in Investment Opportunities

Directors, principals, officers, employees and affiliates of the Advisor may, subject to the Ethics Codes, buy and sell securities or other investments for their own accounts and may have actual or potential conflicts of interest with respect to investments made on behalf of the Fund. As a result of differing trading and investment strategies or constraints, positions may be taken by directors, principals, officers, employees and affiliates of the Advisor, or by the Advisor for the Advisor accounts, if any, that are the same as, different from or made at a different time than, positions taken for the Fund.

PORTFOLIO MANAGER

Mark Painter serves as a Portfolio Manager of the Fund’s, with primary responsibility for overseeing the overall allocation of the Fund’s portfolio and for managing the portion of the Fund’s portfolio not allocated to the Sub-Advisor. Christopher Pike also serves as a portfolio manager of the Fund and has primary responsibility for managing the portion of the Fund’s investment portfolio allocated to the Sub-Advisor by the Advisor.

Mark Painter is a Portfolio Manager at the Advisor. Mr. Painter receives a salary, retirement plan benefits and discretionary bonus from the Advisor. Because the portfolio manager may manage assets for other pooled investment vehicles and/or other accounts (including institutional clients, pension plans and certain high net worth individuals) (collectively, the “Client Accounts”), or may be affiliated with such Client Accounts, there may be an incentive to favor one Client Account over another, resulting in conflicts of interest. For example, the Advisor or its affiliates may, directly or indirectly, receive fees from Client Accounts that are higher than the fee it receives from the Fund, or it may, directly or indirectly, receive a performance-based fee on a Client Account. In those instances, a portfolio manager may have an incentive to not favor the Fund over the Client Accounts. The Advisor has adopted trade allocation and other policies and procedures that it believes are reasonably designed to address these and other conflicts of interest. As of the date of this SAI, Mr. Painter owned no Fund shares.

In addition to serving as the portfolio manager of the Fund, Mr. Painter has been the co-manager of five private funds advised by the Stanley Laman Group: SLG High Growth and Fixed Income since February of 2005, SLG High Dividend and Value since February 2010, SLG Micro-Cap since December 2010, SLG International Opportunities LP since February 2012, and SLG Risk Managed since March 2013.

Other Accounts by Type	Total Number of Accounts by Account Types	Total Assets by Account Type	Number of Accounts by Types Subject to a Performance Fee	Total Assets by Account Types Subject to a Performance Fee
Registered Investment Companies
Other Pooled Investment Vehicles	1	75,000,000	0	0
Other Accounts	800	600,000,000	0	0

Christopher Pike, the Chief Investment Officer of the Sub-Advisor, is one of the Fund’s portfolio managers. Mr. Pike is a Vice President of the Sub-Advisor and has primary responsibility for management of the publicly-traded liquid portion of the Fund’s investment portfolio. Mr. Pike receives a salary, retirement plan benefits and discretionary bonus from the Sub-Advisor. Because the portfolio manager may manage assets for other pooled investment vehicles and/or other Client Accounts or may be affiliated with such Client Accounts, there may be an incentive to favor one Client Account over another, resulting in conflicts of interest. For example, the Sub-Advisor may, directly or indirectly, receive fees from Client Accounts that are higher than the fee it receives from the Fund, or it may, directly or indirectly, receive a performance-based fee on a Client Account. In those instances, a portfolio manager may have an incentive to not favor the Fund over the Client Accounts. The Sub-Advisor has adopted trade allocation and other policies and procedures that it believes are reasonably designed to address these and other conflicts of interest. As of the date of this SAI, Mr. Pike owned no Fund shares.

In addition to serving as a portfolio manager for the Fund, Mr. Pike serves as the portfolio manager for the AR Capital Real Estate Income Fund and co-portfolio manager for the AR Capital Global Real Estate Income Fund, registered open-end mutual funds sponsored by ARC.

Other Accounts by Type	Total Number of Accounts by Account Types	Total Assets by Account Type	Number of Accounts by Types Subject to a Performance Fee	Total Assets by Account Types Subject to a Performance Fee
Registered Investment Companies	2	$55,678,919.38 mm	None	None
Other Pooled Investment Vehicles	None	None	None	None
Other Accounts	3	$22,938,413.54 mm	None	None

Distributor

Realty Capital Securities, LLC (the “Distributor”), located at Three Copley Place, Boston, MA 02116 is serving as the Fund’s principal underwriter and acts as the distributor of the Fund’s shares on a best efforts basis, subject to various conditions.

ALLOCATION OF BROKERAGE

Specific decisions to purchase or sell securities for the Fund are made by the portfolio manager who is an employee of the Advisor or the Sub-Advisor, as the case may be. The Advisor and the Sub-Advisor are authorized by the trustees to allocate the orders placed on behalf of the Fund to brokers or dealers who may, but need not, provide research or statistical material or other services to the Fund or the Advisor or the Sub-Advisor for the Fund’s use. Such allocation is to be in such amounts and proportions as the Advisor or the Sub-Advisory, as the case may be, shall determine.

In selecting a broker or dealer to execute each particular transaction, the Advisor or the Sub-Advisor will take the following into consideration:

•	the best net price available;
•	the reliability, integrity and financial condition of the broker or dealer;
•	the size of and difficulty in executing the order; and
•	the quality and value of the investment research products or services provided by the broker or dealer to assist the Advisor or the Sub-Advisor, as the case may be, in the management of their client’s portfolios (including the Fund).

Brokers or dealers executing a portfolio transaction on behalf of the Fund may receive a commission in excess of the amount of commission another broker or dealer would have charged for executing the transaction if the Advisor or the Sub-Advisory, as the case may be, determines in good faith that such commission is reasonable in relation to the value of brokerage and research services provided to the Fund. In allocating portfolio brokerage, the Advisor or the Sub-Advisory, as the case may be, may select brokers or dealers who also provide brokerage, research and other services to other accounts over which the Advisor or Sub-Advisor exercises investment discretion. Some of the services received as the result of Fund transactions may primarily benefit accounts other than the Fund, while services received as the result of portfolio transactions effected on behalf of those other accounts may primarily benefit the Fund.

Affiliated Party Brokerage:  Neither the Advisor nor the Sub-Advisor (nor their respective affiliates), will purchase securities or other property from, or sell securities or other property to, the Fund, except that the Fund may in accordance with rules under the 1940 Act engage in transactions with accounts that are affiliated with the Fund as a result of common officers, directors, advisers, members, managing general partners or common control. These transactions would be effected in circumstances in which the Advisor or the Sub-Advisor, as the case may be, determines that it would be appropriate for the Fund to purchase and another client to sell, or the Fund to sell and another client to purchase, the same security or instrument each on the same day.

The Advisor and the Sub-Advisor may place their trades under a policy adopted by the trustees pursuant to Section 17(e) and Rule 17(e)(1) under the 1940 Act, which place limitations on the securities transactions effected through affiliated brokers. The policy of the Fund with respect to brokerage is reviewed by the trustees from time to time. Because of the possibility of further regulatory developments affecting the securities exchanges and brokerage practices generally, the foregoing practices may be modified.

TAX STATUS

The following discussion is general in nature and should not be regarded as an exhaustive presentation of all possible tax ramifications. All shareholders should consult a qualified tax adviser regarding their investment in the Fund.

The Fund intends to qualify as regulated investment company under Subchapter M of the Code, which requires compliance with certain requirements concerning the sources of its income, diversification of its assets, and the amount and timing of its distributions to shareholders. Such qualification does not involve supervision of management or investment practices or policies by any government agency or bureau. By so qualifying, the Fund should not be subject to federal income or excise tax on its net investment income or net capital gain, which are distributed to shareholders in accordance with the applicable timing requirements. Net investment income and net capital gain of the Fund will be computed in accordance with Section 852 of the Code. Net investment income is made up of dividends and interest less expenses. Net capital gain for a fiscal year is computed by taking into account any capital loss carryforward of the Fund.

The Fund intends to distribute all of its net investment income, any excess of net short-term capital gains over net long-term capital losses, and any excess of net long-term capital gains over net short-term capital losses in accordance with the timing requirements imposed by the Code and therefore should not be required to pay any federal income or excise taxes. Distributions of net investment income will be made monthly and net capital gain will be made after the end of each fiscal year, and no later than December 31 of each year. Both types of distributions will be in shares of the Fund unless a shareholder elects to receive cash.

To be treated as a regulated investment company under Subchapter M of the Code, the Fund must also (a) derive at least 90% of its gross income from dividends, interest, payments with respect to securities loans, net income from certain publicly traded partnerships and gains from the sale or other disposition of securities or foreign currencies, or other income (including, but not limited to, gains from options, futures or forward contracts) derived with respect to the business of investing in such securities or currencies, and (b) diversify its holdings so that, at the end of each fiscal quarter, (i) at least 50% of the market value of the Fund’s assets is represented by cash, U.S. government securities and securities of other regulated investment companies, and other securities (for purposes of this calculation, generally limited in respect of any one issuer, to an amount not greater than 5% of the market value of the Fund’s assets and 10% of the outstanding voting securities of such issuer) and (ii) not more than 25% of the value of its assets is invested in the securities of (other than U.S. government securities or the securities of other regulated investment companies) any one issuer, two or more issuers which the Fund controls and which are determined to be engaged in the same or similar trades or businesses, or the securities of certain publicly traded partnerships.

If the Fund fails to qualify as a regulated investment company under Subchapter M in any fiscal year, it will be treated as a corporation for federal income tax purposes. As such, the Fund would be required to pay income taxes on its net investment income and net realized capital gains, if any, at the rates generally applicable to corporations. Shareholders of the Fund generally would not be liable for income tax on the Fund’s net investment income or net realized capital gains in their individual capacities. Distributions to shareholders, whether from the Fund’s net investment income or net realized capital gains, would be treated as taxable dividends to the extent of current or accumulated earnings and profits of the Fund.

The Fund is subject to a 4% nondeductible excise tax on certain undistributed amounts of ordinary income and capital gain under a prescribed formula contained in Section 4982 of the Code. The formula requires payment to shareholders during a calendar year of distributions representing at least 98% of the Fund’s ordinary income for the calendar year and at least 98.2% of its capital gain net income (i.e., the excess of its capital gains over capital losses) realized during the one-year period ending October 31 during such year plus 100% of any income that was neither distributed nor taxed to the Fund during the preceding calendar year. Under ordinary circumstances, the Fund expects to time its distributions so as to avoid liability for this tax.

The following discussion of tax consequences is for the general information of shareholders that are subject to tax. Shareholders that are IRAs or other qualified retirement plans are exempt from income taxation under the Code.

Distributions of taxable net investment income and the excess of net short-term capital gain over net long-term capital loss are taxable to shareholders as ordinary income.

Distributions of net capital gain (“capital gain dividends”) generally are taxable to shareholders as long-term capital gain, regardless of the length of time the shares of the Fund have been held by such shareholders.

A redemption of Fund shares by a shareholder will result in the recognition of taxable gain or loss in an amount equal to the difference between the amount realized and the shareholder’s tax basis in his or her Fund shares. Such gain or loss is treated as a capital gain or loss if the shares are held as capital assets. However, any loss realized upon the redemption of shares within six months from the date of their purchase will be treated as a long-term capital loss to the extent of any amounts treated as capital gain dividends during such six-month period. All or a portion of any loss realized upon the redemption of shares may be disallowed to the extent shares are purchased (including shares acquired by means of reinvested dividends) within 30 days before or after such redemption.

Distributions of taxable net investment income and net capital gain will be taxable as described above, whether received in additional cash or shares. Shareholders electing to receive distributions in the form of additional shares will have a cost basis for federal income tax purposes in each share so received equal to the net asset value of a share on the reinvestment date.

All distributions of taxable net investment income and net capital gain, whether received in shares or in cash, must be reported by each taxable shareholder on his or her federal income tax return. Dividends or distributions declared in October, November or December as of a record date in such a month, if any, will be deemed to have been received by shareholders on December 31, if paid during January of the following year. Redemptions of shares may result in tax consequences (gain or loss) to the shareholder and are also subject to these reporting requirements.

Under the Code, the Fund will be required to report to the Internal Revenue Service all distributions of taxable income and capital gains as well as gross proceeds from the redemption or exchange of Fund shares, except in the case of certain exempt shareholders. Under the backup withholding provisions of Section 3406 of the Code, distributions of taxable net investment income and net capital gain and proceeds from the redemption or exchange of the shares of a regulated investment company may be subject to withholding of federal income tax in the case of non-exempt shareholders who fail to furnish the investment company with their taxpayer identification numbers and with required certifications regarding their status under the federal income tax law, or if the Fund is notified by the IRS or a broker that withholding is required due to an incorrect TIN or a previous failure to report taxable interest or dividends. If the withholding provisions are applicable, any such distributions and proceeds, whether taken in cash or reinvested in additional shares, will be reduced by the amounts required to be withheld.

Original Issue Discount and Pay-In-Kind Securities:  Current federal tax law requires the holder of a U.S. Treasury or other fixed-income zero coupon security to accrue as income each year a portion of the discount at which the security was purchased, even though the holder receives no interest payment in cash on the security during the year. In addition, pay-in-kind securities will give rise to income which is required to be distributed and is taxable even though the Fund holding the security receives no interest payment in cash on the security during the year.

Some of the debt securities (with a fixed maturity date of more than one year from the date of issuance) that may be acquired by the Fund may be treated as debt securities that are issued originally at a discount. Generally, the amount of the original issue discount (“OID”) is treated as interest income and is included in income over the term of the debt security, even though payment of that amount is not received until a later time, usually when the debt security matures. A portion of the OID includable in income with respect to certain high-yield corporate debt securities (including certain pay-in-kind securities) may be treated as a dividend for U.S. federal income tax purposes.

Some of the debt securities (with a fixed maturity date of more than one year from the date of issuance) that may be acquired by the Fund in the secondary market may be treated as having market discount. Generally, any gain recognized on the disposition of, and any partial payment of principal on, a debt security having market discount is treated as ordinary income to the extent the gain, or principal payment, does not exceed the “accrued market discount” on such debt security. Market discount generally accrues in equal daily installments. The Fund may make one or more of the elections applicable to debt securities having market discount, which could affect the character and timing of recognition of income.

Some debt securities (with a fixed maturity date of one year or less from the date of issuance) that may be acquired by the Fund may be treated as having acquisition discount, or OID in the case of certain types of debt securities. Generally, the Fund will be required to include the acquisition discount, or OID, in income over the term of the debt security, even though payment of that amount is not received until a later time, usually when the debt security matures. The Fund may make one or more of the elections applicable to debt securities having acquisition discount, or OID, which could affect the character and timing of recognition of income.

A fund that holds the foregoing kinds of securities may be required to pay out as an income distribution each year an amount, which is greater than the total amount of cash interest the Fund actually received. Such distributions may be made from the cash assets of the Fund or by liquidation of portfolio securities, if necessary (including when it is not advantageous to do so). The Fund may realize gains or losses from such liquidations. In the event the Fund realizes net capital gains from such transactions, its shareholders may receive a larger capital gain distribution, if any, than they would in the absence of such transactions.

Shareholders of the Fund may be subject to state and local taxes on distributions received from the Fund and on redemptions of the Fund’s shares.

Because many of the Fund’s REIT investments will make distributions in excess of their taxable income, due in part to available depreciation deductions, it is expected that a portion of such distributions will constitute a non-taxable return of capital. Any return of capital generally will reduce the Fund’s tax basis in the REIT investment but not below zero. To the extent the distributions from a particular REIT exceed the Fund’s tax basis in the REIT shares, the Fund generally will recognize capital gain. Shareholders of the Fund may also receive distributions that constitute a non-taxable return of capital. Shareholders of the Fund who receive such a distribution will reduce the tax basis in their Fund shares but not below zero. To the extent that such a distribution exceeds a shareholder’s tax basis in Fund shares, such shareholder generally will recognize a capital gain.

A brief explanation of the form and character of the distribution accompany each distribution. In January of each year the Fund issues to each shareholder a statement of the federal income tax status of all distributions.

Shareholders should consult their tax advisers about the application of federal, state and local and foreign tax law in light of their particular situation.

OTHER INFORMATION

Each share represents a proportional interest in the assets of the Fund. Each share has one vote at shareholder meetings, with fractional shares voting proportionally, on matters submitted to the vote of shareholders. There are no cumulative voting rights. Shares do not have pre-emptive or conversion or redemption provisions. In the event of a liquidation of the Fund, shareholders are entitled to share pro rata in the net assets of the Fund available for distribution to shareholders after all expenses and debts have been paid.

Administrator

RCS Advisory Services, LLC, located at 405 Park Avenue, New York, NY 10022, serves as the Fund’s Administrator. American National Stock Transfer, LLC serves as the Fund’s Transfer Agent. Gemini Fund Services, LLC, located at 80 Arkay Drive, Suite 110, Hauppauge, NY 11788 serves as the Fund’s Sub-Administrator, Fund Accounting Agent and Sub-Transfer Agent.

Legal Counsel

Proskauer Rose LLP, Eleven Times Square, New York, NY 10036-8299, acts as legal counsel to the Fund.

Custodian

Union Bank, N.A. (the “Custodian”) serves as the primary custodian of the Fund’s assets, and may maintain custody of the Fund’s assets with domestic and foreign sub-custodians (which may be banks, trust companies, securities depositories and clearing agencies) approved by the trustees. Assets of the Fund are not held by the Advisor or commingled with the assets of other accounts other than to the extent that securities are held in the name of a custodian in a securities depository, clearing agency or omnibus customer account of such custodian. The Custodian’s principal business address is 350 California Street, 6th Floor, San Francisco, CA 94104.

INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

BBD, LLP is the independent registered public accounting firm for the Fund and will audit the Fund’s financial statements. BBD, LLP is located at 1835 Market Street, 26th Floor, Philadelphia, PA 19103.

AMERICAN REAL ESTATE INCOME FUND

INDEX TO FINANCIAL STATEMENTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Trustees and Shareholder of American Real Estate Income Fund

We have audited the accompanying statement of assets and liabilities and the related statement of operations of American Real Estate Income Fund (“the Fund”) as of January 15, 2014. These financial statements are the responsibility of the Fund's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position and operations of the Fund as of January 15, 2014, in conformity with accounting principles generally accepted in the United States of America.

BBD, LLP

Philadelphia, Pennsylvania
May 1, 2015

American Real Estate Income Fund
Statement of Assets and Liabilities
January 15, 2014

Assets
Cash	$100,000
Deferred offering costs	375,259
Prepaid expenses	32,004
Total assets	$507,263
Liabilities
Payable to affiliate	$170,933
Accrued expenses	236,330
Total liabilities	407,263
Net assets	$100,000
At January 15, 2014, the components of net assets were as follows:
Paid-in Capital	$100,000
Shares issued and outstanding(a):	10,000
Net asset value per share	$10.00

(a)	Unlimited number of shares authorized, no par value.

The accompanying notes are an integral part of the financial statements.

American Real Estate Income Fund
Statement of Operations
January 15, 2014

Expenses
Organizational expenses	$281,233
Less: reimbursement from advisor	281,233
Total expenses	$—

The accompanying notes are an integral part of the financial statements.

American Real Estate Income Fund
Notes to the Financial Statements
January 15, 2014

1. Organization

American Real Estate Income Fund (the “Fund”) is registered under the Investment Company Act of 1940, as amended (the “1940 Act”), as a non-diversified, closed-end management investment company. The Fund was organized as a Delaware statutory trust on March 23, 2011 and did not have any operations from that date until January 15, 2014, other than those relating to organizational matters and registration of its shares under applicable securities law.

Carnegie Asset Management, LLC (the “Advisor”) serves as the Fund’s investment advisor and National Fund Advisors, LLC (the “Sub-Advisor”) serves as the Fund’s investment sub-advisor.

The Fund will engage in a continuous offering, up to a maximum of 100 million shares of beneficial interest, and will operate as an interval fund that will offer to make quarterly repurchases of shares at the Fund’s net asset value (“NAV”). The Fund’s initial offering price is $10.00 per share and the shares are offered subject to a maximum sales charge of 6.00% of the offering price. AR Capital, LLC, an affiliate of our Sub-Advisor initially capitalized the Fund on January 3, 2014 at $10.00 per share. The sales charge was waived in the initial funding.

The Fund’s investment objective is to generate income, with capital appreciation as a secondary objective. The Fund will pursue this objective through an investment strategy that concentrates on investments in the real estate industry.

2. Summary of Significant Accounting Policies

Basis of Accounting and Presentation

The accompanying financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America (“U.S. GAAP”). The following is a summary of significant accounting policies used in preparing the financial statements.

Use of Estimates

The preparation of the financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of income and expenses during the period. Actual results could differ from those estimates.

Cash

Cash includes cash held or deposited in bank accounts. The Fund deposits cash with high quality financial institutions. These deposits are guaranteed by the Federal Deposit Insurance Company up to an insurance limit.

Offering and Organizational Costs

Organizational costs are charged to expense as incurred. Offering costs incurred by the Fund are treated as deferred charges until operations commence and thereafter will be amortized into expense over a 12 month period using the straight line method.

As of January 15, 2014, the Fund had incurred $281,233 in organizational costs and had $375,259 in deferred offering costs. As of January 15, 2014, all costs incurred by the Fund in connection with its offering are payable to AR Capital, LLC.

Federal Income Taxes

It is the policy of the Fund to qualify as a regulated investment company, by complying with the requirements of Subchapter M of the Internal Revenue Code applicable to regulated investment companies, and by distributing substantially all of its taxable earnings to its shareholders. Accordingly, no provision for federal income or excise tax is necessary.

American Real Estate Income Fund
Notes to the Financial Statements
January 15, 2014

3. Investment Advisor

The Advisor is entitled to receive a monthly fee equal to the annual rate of 1.10% of the Fund’s average daily net assets.

Pursuant to a sub-advisory agreement between the Advisor and Sub-Advisor, the Sub-Advisor is entitled to receive a monthly fee equal to the annual rate of 1.00% of the Fund’s average daily net assets attributable to that portion of the Fund’s portfolio that has been allocated to the Sub-Advisor by the Advisor. The Sub-Advisor’s fee will be paid by the Advisor out of the fee the Advisor receives from the Fund, and will not impact the Fund’s expenses.

The Advisor and the Fund have entered into an expense limitation and reimbursement agreement (the “Expense Limitation Agreement”), under which the Advisor has agreed contractually to waive its fees and to pay or absorb the direct, ordinary operating expenses of the Fund (including offering and organizational expenses, but excluding interest, brokerage commissions, acquired fund fees and expenses, and extraordinary expenses), to the extent that they exceed 2.50% per annum of the Fund’s average daily net assets (the “Expense Limitation”). In consideration of the Advisor’s agreement to limit the Fund’s expenses, the Fund has agreed to repay the Advisor in the amount of any fees waived and Fund expenses paid or absorbed. Any waiver or reimbursement of fees by the Advisor is subject to repayment by the Fund within the three fiscal years following the fiscal year in which such waiver or reimbursement occurred; provided, however, that (i) the Fund is able to make such repayment without exceeding the Expense Limitation in place at the time the fees being repaid were waived, and (ii) such repayment is approved by the board.

As of January 15, 2014, no fees had been incurred by or paid to the Advisor by the Fund and the Advisor had reimbursed $281,233 in Fund expenses.

4. Indemnification

The Fund indemnifies its officers and trustees for certain liabilities that may arise from the performance of their duties to the Fund. Additionally, in the normal course of business, the Fund enters into contracts that contain a variety of representations and warranties which provide general indemnities. The Fund’s maximum exposure under these arrangements is unknown, as this would involve future claims that may be made against the Fund that have not yet occurred. However, based on industry experience, the Fund expects this risk of loss due to these warranties and indemnities to be remote.

5. Subsequent Events

The Fund has evaluated subsequent events through the date the financial statements were issued and has determined there have not been any events that have occurred that would require adjustments or disclosures in the financial statements or the accompanying notes.

American Real Estate Income Fund
Notes to the Financial Statements
January 15, 2014

APPENDIX A

AMERICAN REAL ESTATE INCOME FUND

PROXY VOTING POLICIES AND PROCEDURES

SEC-registered advisers that have the authority to vote (client) proxies (which authority may be implied from a general grant of investment discretion) are required to adopt written policies and procedures reasonably designed to ensure that the adviser votes proxies in the best interests of its clients. Registered advisers must also maintain certain records on proxy voting. In many cases, the Fund invests in securities that entitle it to limited (if any) voting rights in its portfolio companies. When the Fund does have voting rights, the Fund delegates the power to exercise such rights to the Adviser. The Adviser, in turn, delegates the power to vote proxies with respect to any securities in that portfolio of the Fund’s portfolio managed by the Sub-Adviser to the Sub-Adviser. Copies of the Adviser’s and Sub-Advisers proxy voting policies and procedures are attached.

Investors in the Fund may obtain information regarding how the Adviser and the Sub-Adviser voted proxies with respect to the Fund’s voting securities during the most recent twelve-month period ended June 30 free of charge by making a written request for proxy voting information to American Real Estate Income Fund, c/o RCS Advisory Services, LLC, 405 Park Avenue, New York, NY 10022 or by calling the Fund at 1-866-271-9244. Such information is also available on the SEC’s website at http://www.sec.gov.

SEL Asset Management, LLC

Proxy Voting Policies and Procedures

Policy

SEL Asset Management, LLC, as a matter of policy and as a fiduciary to our clients, has responsibility for voting proxies for portfolio securities consistent with the best economic interests of the clients. Our firm maintains written policies and procedures as to the handling, research, voting and reporting of proxy voting and makes appropriate disclosures about our firm's proxy policies and practices. Our policy and practice includes the responsibility to monitor corporate actions, receive and vote client proxies and disclose any potential conflicts of interest as well as making information available to clients about the voting of proxies for their portfolio securities and maintaining relevant and required records.

Background

Proxy voting is an important right of shareholders and reasonable care and diligence must be undertaken to ensure that such rights are properly and timely exercised.

Investment advisers registered with the SEC, and which exercise voting authority with respect to client securities, are required by Rule 206(4)-6 of the Advisers Act to (a) adopt and implement written policies and procedures that are reasonably designed to ensure that client securities are voted in the best interests of clients, which must include how an adviser addresses material conflicts that may arise between an adviser's interests and those of its clients; (b) to disclose to clients how they may obtain information from the adviser with respect to the voting of proxies for their securities; (c) to describe to clients a summary of its proxy voting policies and procedures and, upon request, furnish a copy to its clients; and (d) maintain certain records relating to the adviser's proxy voting activities when the adviser does have proxy voting authority.

Responsibility

The CCO has the responsibility for the implementation and monitoring of our proxy voting policy, practices, disclosures and record keeping, including outlining our voting guidelines in our procedures.

Procedure

SEL Asset Management, LLC has adopted procedures to implement the firm's policy and conducts reviews to monitor and ensure the firm's policy is observed, implemented properly and amended or updated, as appropriate, which include the following:

Voting Procedures

•	All employees will forward any proxy materials received on behalf of clients to the CCO or portfolio manager;
•	The CCO or portfolio manager will determine which client accounts hold the security to which the proxy relates; and
•	absent material conflicts, the CCO or portfolio manager will determine how SEL Asset Management, LLC should vote the proxy in accordance with applicable voting guidelines, complete the proxy and vote the proxy in a timely and appropriate manner.

Disclosure

•	SEL Asset Management, LLC will provide required disclosures in response to Item 17 of Form ADV Part 2A summarizing this proxy voting policy and procedures, including a statement that clients may request information regarding how SEL Asset Management, LLC voted a client's proxies;
•	SEL Asset Management, LLC's disclosure summary will include a description of how clients may obtain a copy of the firm's proxy voting policies and procedures; and
•	SEL Asset Management, LLC's proxy voting practice is disclosed in the firm's advisory agreement(s).

Client Requests for Information

•	all client requests for information regarding proxy votes, or policies and procedures, received by any employee should be forwarded to the CCO or portfolio manager; and
•	in response to any request, the CCO or portfolio manager will prepare a written response to the client with the information requested, and as applicable will include the name of the issuer, the proposal voted upon, and how SEL Asset Management, LLC voted the client's proxy with respect to each proposal about which client inquired.

Voting Guidelines

•	in the absence of specific voting guidelines from the client, SEL Asset Management, LLC will vote proxies in the best interests of each particular client. SEL Asset Management, LLC's policy is to vote all proxies from a specific issuer the same way for each client absent qualifying restrictions from a client. Clients are permitted to place reasonable restrictions on SEL Asset Management, LLC's voting authority in the same manner that they may place such restrictions on the actual selection of account securities;
•	SEL Asset Management, LLC will generally vote in favor of routine corporate housekeeping proposals such as the election of directors and selection of auditors absent conflicts of interest raised by an auditors non-audit services;
•	SEL Asset Management, LLC will generally vote against proposals that cause board members to become entrenched or cause unequal voting rights; and
•	in reviewing proposals, SEL Asset Management, LLC will further consider the opinion of management and the effect on management, and the effect on shareholder value and the issuer's business practices.

Conflicts of Interest

•	SEL Asset Management, LLC will conduct quarterly reviews to identify any conflicts that exist between the interests of the adviser and the client by reviewing the relationship of SEL Asset Management, LLC with the issuer of each security to determine if SEL Asset Management, LLC or any of its employees has any financial, business or personal relationship with the issuer;
•	if a material conflict of interest exists, the CCO or portfolio manager will determine whether it is appropriate to disclose the conflict to the affected clients, to give the clients an opportunity to vote the proxies themselves, or to address the voting issue through other objective means such as voting in a manner consistent with a predetermined voting policy or receiving an independent third party voting recommendation; and
•	SEL Asset Management, LLC will maintain a record of the voting resolution of any conflict of interest.

Recordkeeping

The CCO or portfolio manager shall retain the following proxy records in accordance with the SEC's five-year retention requirement.

•	these policies and procedures and any amendments;
•	each proxy statement that SEL Asset Management, LLC receives;
•	a record of each vote that SEL Asset Management, LLC casts;
•	any document SEL Asset Management, LLC created that was material to making a decision how to vote proxies, or that memorializes that decision including periodic reports to the CCO or portfolio manager, if applicable; and
•	a copy of each written request from a client for information on how SEL Asset Management, LLC voted such client's proxies, and a copy of any written response.

National Fund Advisors, LLC

Proxy Voting, Corporate Actions and Class Actions
March 2013

I.  Background

This Proxy Voting, Corporate Actions and Class Actions Policy (“Policy”) is adopted by National Fund Advisors, LLC (“NFA,” the “Adviser” or the “Firm”), for use in connection with its management of portfolios for clients, including Realty Capital Income Funds Trust (the “Trust”) and each of its series (each a “Fund” and collectively the “Funds”), in order to provide a method of monitoring proxy voting and actions taken with regard to corporate actions and class actions, to provide a method of reporting the actions taken appropriately and to meet regulatory requirements and client needs.

NFA generally will exercise voting authority on behalf of its clients, including the Funds (collectively, “Clients”), pursuant to contractual delegation of such authority. Clients that do not provide written authorization for NFA to exercise voting authority are responsible for their own proxy voting, corporate actions and class actions.

II.  Issue

Rule 206(4)-6 under the Advisers Act requires every investment adviser who exercises voting authority with respect to client securities to adopt and implement written policies and procedures reasonably designed to ensure that the adviser votes proxies in the best interest of its clients. The procedures must address material conflicts that may arise in connection with proxy voting. The Rule further requires the adviser to provide a concise summary of the adviser’s proxy voting policies and procedures and to provide copies of the complete proxy voting policy and procedures to clients upon request. Lastly, the Rule requires that the adviser disclose to clients how they may obtain information on how the adviser voted their proxies.

III.  Policy — Proxies and Corporate Actions

To the extent that voting a proxy is desirable, NFA votes proxies in a manner that it believes is most likely to enhance the economic value of the underlying securities held in client accounts and considers each proposal on a case-by -case basis taking into consideration any relevant contractual obligations as well as other relevant facts and circumstances at the time of the vote. NFA will not respond to proxy solicitor requests unless it determines that it is in the best interest of its Clients to do so.

In certain limited circumstances, NFA may, on behalf of Clients, enter into voting agreements or other contractual obligations that govern the voting of shares. In the event of a conflict between any such contractual requirements and the Guidelines (listed below), NFA will vote in accordance with its contractual obligations.

Where NFA determines that there are unusual costs and/or difficulties associated with voting a proxy (or class action or corporate action), which more typically might be the case with respect to proxies (or class action or corporate action) of non-U.S. issuers, the Firm reserves the right to not vote a proxy unless it determines that the potential benefits of voting the proxy exceed the expected cost to the Client. Other factors that may influence NFA’s determination not to vote a proxy for a debtor equity security include: (1) whether the value of the portfolio holding is insignificant in relation to the Client’s portfolio; (2) whether the cost of voting the proxy outweighs the possible benefit to the applicable Client, including, without limitation, situations where a jurisdiction imposes share blockingrestrictions which may affect the ability of the portfolio managers to effect trades in the related security; or (3) NFA otherwise has determined that it is consistent with its fiduciary obligations not to vote the proxy.

The Guidelines provide a basis for making decisions in the voting of proxies, class actions or corporate actions for Clients. When voting proxies, class actions or corporate actions, NFA’s utmost concern is that all decisions be made solely in the interests of the Client and with the goal of maximizing the value of the Client’s investments. With this goal in mind, the Guidelines cover various categories of voting decisions and generally specify whether NFA will vote (assuming it votes at all) for or against a particular type of proposal. NFA’s underlying philosophy, however, is that its portfolio managers, who are primarily responsible for evaluating the individual holdings of the Firm’s clients, are best able to determine how to further client interests and goals and are primarily responsible for determining how to vote proxies, class actions or corporate actions in accordance with this policy. The portfolio managers may, in their discretion, take into account the recommendations of appropriate members of NFA’s executive and senior management and, if desired, an outside service.

All proxies, class actions or corporate actions received shall be retained by the Chief Risk Officer or designate. Such records shall include whether the Firm voted such proxy or corporate actions and, if so, how the proxy was voted. The records also shall be transcribed into a format such that any Client’s overall proxy and corporate actions voting record can be provided upon request.

IV.  Proofs of Claim

NFA does not complete proofs-of-claim on behalf of Clients for current or historical holdings; however, the Firm will assist clients with collecting information relevant to filing proofs-of-claim when such information is in the possession of NFA. The Firm does not undertake to complete or provide proofs-of-claim for securities that had been held by any former client.

V.  Class Actions Policy

In the event that Client securities become the subject of a Class Action lawsuit, the portfolio manager will assess the value to Clients in participating in such legal action. If the portfolio manager decides that participating in the Class Action is in the Client’s best interest, NFA will submit appropriate documentation on Clients’ behalf, subject to contractual or other authority. NFA may consider any relevant information in determining whether participation in a Class Action lawsuit is in a Client’s best interest, including the costs that would be incurred by the Client and the resources that would be expended in participating in a Class Action, including in comparison to the Client pursuing other legal recourse against the issuer.

VI.  Procedures for Lent Securities and Issuers in Share-blocking Countries

At times, NFA may not be able to vote proxies or take action in respect of corporate actions on behalf of Clients when a Client’s relevant securities are on loan in accordance with the Client’s securities lending program that is controlled by a securities lending agent or custodian acting independently of NFA.Notwithstanding this fact, in the event that the Firm becomes aware of a proxy or corporate action voting matter that would enhance the economic value of the client’s position and that position is lent out, NFA will make reasonable efforts to inform the Client that NFA is not able to vote the proxy until or unless the Client recalls the lent security. When such situations relate to the Funds, NFA will take actions to recall the lent security.In certain markets where share blocking occurs, shares must be frozen for trading purposes at the custodian or sub -custodian in order to vote. During the time that shares are blocked, any pending trades will not settle. Depending on the market, this period can last from one day to three weeks. Any sales that must be executed will settle late and potentially be subject to interest charges or other punitive fees. For this reason, in blocking markets, the Firm retains the right to vote or not, based on the determination of the Firm’s investment personnel as to whether voting would be in the Client’s best interest..

VII.  Procedures for Material Conflicts of Interest

Should material conflicts of interest arise as to a proxy or corporate action, the proxy or corporate action shall be brought to the attention of the Chief Compliance Officer or designate, who shall involve other executive managers or legal counsel (which may be the General Counsel) as may be deemed necessary by the Chief Compliance Officer to attempt to resolve such conflicts. Such individuals also shall determine the materiality of such conflict if the conflict cannot be resolved. (An example of a specific conflict of interest that should be brought to the Chief Compliance Officer (or designate) is a situation where a proxy contest involves securities issued by a Client. When in doubt as to a potential conflict, portfolio managers shall bring the proxy to the attention of the Chief Compliance Officer or designate.)

If, after appropriate review, a material conflict is deemed to exist, NFA will seek to resolve any such conflict in the best interest of the Client whose assets it is voting by pursuing any one of the following courses of action: (i) voting (or not voting) in accordance with the voting guidelines or factors set forth in this Policy; (ii) convening a committee consisting of the Chief Compliance Officer and other non-investment executive officers of the Firm to assess and resolve the conflict; (iii) voting in accordance with the recommendation of an independent third-party service provider chosen non- investment executive officers of NFA; or (iv) voting (or not voting) in accordance with the instructions of such Client or (v) not voting the Proxy (if consistent with NFA’s fiduciary obligations).

VIII.  Procedures for Proxy Solicitation

In the event that any employee of NFA receives a request to reveal or disclose NFA’s voting intention on a specific proxy event, then the employee must forward the solicitation request to the Chief Compliance Officer or designate. Such requests shall be reviewed with appropriate executive and senior management. Any written requests shall be retained with the proxy files maintained by the Chief Operating Officer or designate.

IX.  Additional Procedures for the Funds

A.  Filing Form N-PX

Rule 30b1-4 under the Investment Company Act of 1940 requires mutual funds to file an annual record of proxies voted by a Fund on Form N-PX. Form N -PX must be filed each year no later than August 31 and must contain the Funds’ proxy voting record for the most recent twelve-month period ending June 30.

The Funds rely upon their respective fund administrator to prepare and make their filings on Form N-PX. NFA shall assist the fund administrator by providing information regarding any proxy votes made for the Funds within the most recent twelve-month period ending June 30. The Firm shall retain records of any such votes with sufficient information to make accurate annual Form N-PX filings.

B.  Providing Policies and Procedures

Mutual funds (including the Funds) that invest in voting securities are required to describe in their statements of additional information (“SAIs”) the policies and procedures that they use to determine howto vote proxies relating to securities held in their portfolios. The Funds may choose to include these policies and procedures as part of their registration statement. Closed end funds must disclose their proxy voting policies and procedures annually on Form N-CSR.

Funds are required to disclose in shareholder reports that a description of the fund's proxy voting policies and procedures is available (i) without charge, upon request, by calling a specified toll-free (or collect) telephone number; (ii) on the fund's website, if applicable; and (iii) on the Commission's website at http://www.sec.gov. The Funds’ administrator shall ensure that such disclosures are included when preparing shareholder reports on the Funds’ behalf. The Funds currently do not provide the proxy policies and procedures on their website. Each Fund is required to send the description of its proxy voting policies and procedures within three business days of receipt of the request, by first -class mail or other means designed to ensure equally prompt delivery. The Funds rely upon the fund administrator to provide this service.

X.  Recordkeeping

A.  NFA must maintain the documentation described in this policy for a period of not less than five (5) years from the end of the fiscal year during which the last entry was made on such record, the first two (2) years at its principal place of business.

B.  Client request to review proxy votes:

Any request from a Client, whether written (including e -mail) or oral, received by any employee of NFA, must be retained. In order to facilitate the management of proxy voting record keeping process, and to facilitate dissemination of such proxy voting records to clients, the Firm will distribute to any Client requesting proxy voting information NFA’s complete proxy voting record for the Client for the period requested. If deemed operationally more efficient, the Firm may choose to release its entire proxy voting record for the requested period, with any information identifying a particular client redacted.

Furnish the information requested, free of charge, to the Client within a reasonable time period (within 10 business days) . Maintain a copy of the written record provided in response to Client’s written (including e-mail) or oral request. A copy of the written response should be attached and maintained with the Client’s written request, if applicable, and maintained in an appropriate file.

Clients can require the delivery of the proxy voting record relevant to their accounts for the five year period prior to their request.

C.   Proxy voting records:

Documents prepared or created by NFA that were material to making a decision on how to vote, or that memorialized the basis for the decision.

Documentation or notes or any communications received from third parties, other industry analysts, third party service providers, company’s management discussions, etc. that were material in the basis for the decision.

XI.  Disclosure

The CCO or designate will ensure that Form ADV Part 2A is updated as necessary to reflect: (i) all material changes to this policy; and (ii) regulatory requirements related to proxy voting disclosure.

Attachment A
Proxy Voting, Corporate Action and Class Action Policy Guidelines
March 2013

The proxy voting decisions set forth below refer to proposals by company management except for the categories of “Shareholder Proposals” and “Social Issue Proposals.” The voting decisions in these latter two categories refer to proposals by outside shareholders.

Governance

•	For trustee nominees in uncontested elections
•	For management nominees in contested elections
•	For ratifying auditors, except against if the previous auditor was dismissed because of a disagreement with the company or if the fees for non-audit services exceed 51% of total fees
•	For changing the company name
•	For approving other business
•	For adjourning the meeting
•	For technical amendments to the charter and/or bylaws
•	For approving financial statements

Capital Structure

•	For increasing authorized common stock
•	For decreasing authorized common stock
•	For amending authorized common stock
•	For the issuance of common stock, except against if the issued common stock has superior voting rights
•	For approving the issuance or exercise of stock warrants
•	For authorizing preferred stock, except against if the board has unlimited rights to set the terms and conditions of the shares
•	For increasing authorized preferred stock, except against if the board has unlimited rights to set the terms and conditions of the shares
•	For decreasing authorized preferred stock
•	For canceling a class or series of preferred stock
•	For amending preferred stock
•	For issuing or converting preferred stock, except against if the shares have voting rights superior to those of other shareholders
•	For eliminating preemptive rights
•	For creating or restoring preemptive rights
•	Against authorizing dual or multiple classes of common stock
•	For eliminating authorized dual or multiple classes of common stock
•	For amending authorized dual or multiple classes of common stock
•	For increasing authorized shares of one or more classes of dual or multiple classes of common stock, except against if it will allow the company to issue additional shares with superior voting rights
•	For a stock repurchase program

•	For a stock split
•	For a reverse stock split, except against if the company does not intend to proportionally reduce the number of authorized shares the number of authorized shares

Mergers and Restructuring

•	For merging with or acquiring another company
•	For recapitalization
•	For restructuring the company
•	For bankruptcy restructurings
•	For liquidations
•	For reincorporating in a different state
•	For a leveraged buyout of the company
•	For spinning off certain company operations or divisions
•	For the sale of assets
•	Against eliminating cumulative voting
•	For adopting cumulative voting

Board of Trustees

•	For limiting the liability of trustees
•	For setting the board size
•	For allowing the trustees to fill vacancies on the board without shareholder approval
•	Against giving the board the authority to set the size of the board as needed without shareholder approval
•	For a proposal regarding the removal of trustees, except against if the proposal limits the removal of trustees to cases where there is legal cause
•	For non-technical amendments to the company’s certificate of incorporation, except against if an amendment would have the effect of reducing shareholders’ rights
•	For non-technical amendments to the company’s bylaws, except against if an amendment would have the effect of reducing shareholder’s rights

Anti-Takeover Provisions

•	Against a classified board
•	Against amending a classified board
•	For repealing a classified board
•	Against ratifying or adopting a shareholder rights plan (poison pill)
•	Against redeeming a shareholder rights plan (poison pill)
•	Against eliminating shareholders’ right to call a special meeting
•	Against limiting shareholders’ right to call a special meeting
•	For restoring shareholders’ right to call a special meeting
•	Against eliminating shareholders’ right to act by written consent
•	Against limiting shareholders’ right to act by written consent

•	For restoring shareholders’ right to act by written consent
•	Against establishing a supermajority vote provision to approve a merger or other business combination
•	For amending a supermajority vote provision to approve a merger or other business combination, except against if the amendment would increase the vote required to approve the transaction
•	For eliminating a supermajority vote provision to approve a merger or other business combination
•	Against adopting supermajority vote requirements (lock-ins) to change certain bylaw or charter provisions
•	Against amending supermajority vote requirements (lock-ins) to change certain bylaw or charter provisions
•	For eliminating supermajority vote requirements (lock-ins) to change certain bylaw or charter provisions
•	Against expanding or clarifying the authority of the board of trustees to consider factors otherthan the interests of shareholders in assessing a takeover bid
•	Against establishing a fair price provision
•	Against amending a fair price provision
•	For repealing a fair price provision
•	For limiting the payment of greenmail
•	Against adopting advance notice requirements
•	For opting out of a state takeover statutory provision
•	Against opt into a state takeover statutory provision

Compensation

•	For adopting a stock incentive plan for employees, except decide on a case-by-case basis if the plan dilution is more than 15% of outstanding common stock or if the potential dilution from all company plans, including the one proposed, is more than 20% of outstanding common stock
•	For amending a stock incentive plan for employees, except decide on a case-by-case basis if the minimum potential dilution from all company plans, including the one proposed, is more than 20% of outstanding common stock
•	For adding shares to a stock incentive plan for employees, except decide on a case-by-case basis if the plan dilution is more than 15% of outstanding common stock or if the potential dilution from all company plans, including the one proposed, is more than 20% of outstanding common stock
•	For limiting per-employee option awards
•	For extending the term of a stock incentive plan for employees
•	Case-by-case on assuming stock incentive plans
•	For adopting a stock incentive plan for non-employee trustees, except decide on a case-by-case basis if the plan dilution is more than 5% of outstanding common equity or if the minimum potential dilution from all plans, including the one proposed, is more than 10% of outstanding common equity
•	For amending a stock incentive plan for non-employee trustees, except decide on a case-by-case basis if the minimum potential dilution from all plans, including the one proposed, is more than 10% of outstanding common equity
•	For adding shares to a stock incentive plan for non-employee trustees, except decide on a case- by-case basis if the plan dilution is more than 5% of outstanding common equity or if the minimum potential dilution from all plans, including the one proposed, is more than 10% of the outstanding common equity

•	For adopting an employee stock purchase plan, except against if the proposed plan allows employees to purchase stock at prices of less than 75% of the stock’s fair market value
•	For amending an employee stock purchase plan, except against if the proposal allows employees to purchase stock at prices of less than 75% of the stock’s fair market value
•	For adding shares to an employee stock purchase plan, except against if the proposed plan allows employees to purchase stock at prices of less than 75% of the stock’s fair market value
•	For adopting a stock award plan, except decide on a case-by-case basis if the plan dilution is more than 5% of the outstanding common equity or if the minimum potential dilution from all plans, including the one proposed, is more than 10% of the outstanding common equity
•	For amending a stock award plan, except against if the amendment shortens the vesting requirements or lessens the performance requirements
•	For adding shares to a stock award plan, except decide on a case-by-case basis if the plan dilution is more than 5% of the outstanding common equity or if the minimum potential dilution from all plans, including the one proposed, is more than 10% of the outstanding common equity
•	For adopting a stock award plan for non-employee trustees, except decide on a case-by-case basis if the plan dilution is more than 5% of the outstanding common equity or if the minimum potential dilution from all plans, including the one proposed, is more than 10% of the outstanding common equity
•	For amending a stock award plan for non-employee trustees, except decide on a case-by- case basis if the minimum potential dilution from all plans is more than 10% of the outstandingcommon equity.
•	For adding shares to a stock award plan for non-employee trustees, except decide on a case-by-case basis if the plan dilution is more than 5% of the outstanding common equity or if the minimum potential dilution from all plans, including the one proposed, is more than 10% of the outstanding common equity
•	For approving an annual bonus plan
•	For adopting a savings plan
•	For granting a one-time stock option or stock award, except decide on a case-by-case basis if the plan dilution is more than 15% of the outstanding common equity
•	For adopting a deferred compensation plan
•	For approving a long-term bonus plan
•	For approving an employment agreement or contract
•	For amending a deferred compensation plan
•	For exchanging underwater options (options with a per-share exercise price that exceeds the underlying stock’s current market price)
•	For amending an annual bonus plan
•	For reapproving a stock option plan or bonus plan for purposes of OBRA
•	For amending a long-term bonus plan

Shareholder Proposals

•	For requiring shareholder ratification of auditors
•	Against requiring the auditors to attend the annual meeting
•	Against limiting consulting by auditors
•	Against requiring the rotation of auditors
•	Against restoring preemptive rights

•	For asking the company to study sales, spin-offs, or other strategic alternatives
•	For asking the board to adopt confidential voting and independent tabulation of the proxy ballots
•	Against asking the company to refrain from counting abstentions and broker non-votes in vote tabulations
•	Against eliminating the company’s discretion to vote unmarked proxy ballots.
•	For providing equal access to the proxy materials for shareholders
•	Against requiring a majority vote to elect trustees
•	Against requiring the improvement of annual meeting reports
•	Against changing the annual meeting location
•	Against changing the annual meeting date
•	Against asking the board to include more women and minorities as trustees.
•	Against seeking to increase board independence
•	Against limiting the period of time a trustee can serve by establishing a retirement or tenure policy
•	Against requiring minimum stock ownership by trustees
•	Against providing for union or employee representatives on the board of trustees
•	For increasing disclosure regarding the board’s role in the development and monitoring of the company’s long-term strategic plan
•	For increasing the independence of the nominating committee
•	For creating a nominating committee of the board
•	Against urging the creation of a shareholder committee
•	Against asking that the chairman of the board of trustees be chosen from among the ranks of the non-employee trustees
•	Against asking that a lead trustee be chosen from among the ranks of the non-employee trustees
•	For adopting cumulative voting
•	Against requiring trustees to place a statement of candidacy in the proxy statement
•	Against requiring the nomination of two trustee candidates for each open board seat
•	Against making trustees liable for acts or omissions that constitute a breach of care resulting from a trustee’s gross negligence and/or reckless or willful neglect
•	For repealing a classified board
•	Against asking the board to redeem or to allow shareholders to vote on a poison pill shareholder rights plan
•	For eliminating supermajority provisions
•	For reducing supermajority provisions
•	Against repealing fair price provisions
•	For restoring shareholders’ right to call a special meeting
•	For restoring shareholders’ right to act by written consent
•	For limiting the board’s discretion to issue targeted share placements or requiring shareholder approval before such block placements can be made
•	For seeking to force the company to opt out of a state takeover statutory provision

•	Against reincorporating the company in another state
•	For limiting greenmail payments
•	Against advisory vote on compensation
•	Against restricting executive compensation
•	For enhance the disclosure of executive compensation
•	Against restricting trustee compensation
•	Against capping executive pay
•	Against calling for trustees to be paid with company stock
•	Against calling for shareholder votes on executive pay
•	Against calling for the termination of trustee retirement plans
•	Against asking management to review, report on, and/or link executive compensation to non- financial criteria, particularly social criteria
•	Against seeking shareholder approval to re-price or replace underwater stock options
•	For banning or calling for a shareholder vote on future golden parachutes
•	Against seeking to award performance-based stock options
•	Against establishing a policy of expensing the costs of all future stock options issued by the company in the company’s annual income statement
•	Against requesting that future executive compensation be determined without regard to any pension fund income
•	Against approving extra benefits under Supplemental Executive Retirement Plans (SERPs)
•	Against requiring option shares to be held
•	For creating a compensation committee
•	Against requiring that the compensation committee hire its own independent compensation consultants-separate from the compensation consultants working with corporate management-to assist with executive compensation issues
•	For increasing the independence of the compensation committee
•	For increasing the independence of the audit committee
•	For increasing the independence of key committees

Social Issue Proposals

•	Against asking the company to develop or report on human rights policies
•	For asking the company to review its operations’ impact on local groups, except against if the proposal calls for action beyond reporting
•	Against asking the company to limit or end operations in Burma
•	For asking management to review operations in Burma
•	For asking management to certify that company operations are free of forced labor
•	Against asking management to implement and/or increase activity on each of the principles of the U.S. Business Principles for Human Rights of Workers in China.
•	Against asking management to develop social, economic, and ethical criteria that the company could use to determine the acceptability of military contracts and to govern the execution of the contracts

•	Against asking management to create a plan of converting the company’s facilities that are dependent on defense contracts toward production for commercial markets
•	Against asking management to report on the company’s government contracts for the development of ballistic missile defense technologies and related space systems
•	Against asking management to report on the company’s foreign military sales or foreign offset activities
•	Against asking management to limit or end nuclear weapons production
•	Against asking management to review nuclear weapons production
•	Against asking the company to establish shareholder-designated contribution programs
•	Against asking the company to limit or end charitable giving
•	For asking the company to increase disclosure of political spending and activities
•	Against asking the company to limit or end political spending
•	For requesting disclosure of company executives’ prior government service
•	Against requesting affirmation of political nonpartisanship
•	For asking management to report on or change tobacco product marketing practices, except against if the proposal calls for action beyond reporting
•	Against severing links with the tobacco industry
•	Against asking the company to review or reduce tobacco harm to health
•	For asking management to review or promote animal welfare, except against if the proposal calls for action beyond reporting
•	For asking the company to report or take action on pharmaceutical drug pricing or distribution, except against if the proposal asks for more than a report
•	Against asking the company to take action on embryo or fetal destruction
•	For asking the company to review or report on nuclear facilities or nuclear waste, except against if the proposal asks for cessation of nuclear-related activities or other action beyond reporting •
•	For asking the company to review its reliance on nuclear and fossil fuels, its development or use of solar and wind power, or its energy efficiency, except vote against if the proposal asks for more than a report.
•	Against asking management to endorse the Ceres principles
•	For asking the company to control generation of pollutants, except against if the proposal asks for action beyond reporting or if the company reports its omissions and plans to limit their future growth or if the company reports its omissions and plans to reduce them from established levels
•	For asking the company to report on its environmental impact or plans, except against if management has issued a written statement beyond the legal minimum
•	For asking management to report or take action on climate change, except against if management acknowledges a global warming threat and has issued company policy or if management has issued a statement and committed to targets and timetables or if the company is not a major emitter of greenhouse gases
•	For asking management to report on, label, or restrict sales of bioengineered products, except against if the proposal asks for action beyond reporting or calls for a moratorium on sales of bioengineered products
•	Against asking the company to preserve natural habitat

•	Against asking the company to review its developing country debt and lending criteria and to report to shareholders on its findings
•	Against requesting the company to assess the environmental, public health, human rights, labor rights, or other socioeconomic impacts of its credit decisions
•	For requesting reports and/or reviews of plans and/or policies on fair lending practices, except against if the proposal calls for action beyond reporting
•	Against asking the company to establish committees to consider issues related to facilities closure and relocation of work
•	For asking management to report on the company’s affirmative action policies and programs, including releasing its EEO-1 forms and providing statistical data on specific positions within the company, except against if the company releases its EEO-1 reports
•	Against asking management to drop sexual orientation from EEO policy
•	Against asking management to adopt a sexual orientation non-discrimination policy
•	For asking management to report on or review Mexican operations
•	Against asking management to adopt standards for Mexican operations
•	Against asking management to review or implement the MacBride principles
•	Against asking the company to encourage its contractors and franchisees to implement the MacBride principles
•	For asking management to report on or review its global labor practices or those of its contractors, except against if the company already reports publicly using a recognized standard or if the resolution asks for more than a report
•	Against asking management to adopt, implement, or enforce a global workplace code of conduct based on the International Labor Organization’s core labor conventions
•	For requesting reports on sustainability, except against if the company has already issued a report in GRI format

AMERICAN REAL ESTATE INCOME FUND

PART C — OTHER INFORMATION

Item 25. Financial Statements and Exhibits

1. Financial Statements

Part A:	None.
Part B:	The following financial statements of the Registrant are included in Part B of the Registration Statement

2. Exhibits:

(a)(1)	Agreement and Declaration of Trust.(1)
(a)(2)	Certificate of Trust.(1)
(a)(3)	Amended Certificate of Trust.(1)
(a)(4)	Amended and Restated Declaration of Trust(2)
(a)(5)	Amended Certificate of Trust(2)
(b)	Bylaws of Registrant.(2)
(c)	Not applicable.
(d)(1)	Article III (Shares) and Article V (Shareholders’ Voting Powers and Meetings) of the Agreement and Declaration of Trust.(2)
(d)(2)	Article 12 (Meetings) of the Bylaws of Registrant.(2)
(e)	Not applicable.
(f)	Not applicable.
(g)(1)	Investor Advisory Agreement.(2)
(g)(2)	Investment Sub-Advisory Agreement(2)
(h)(1)	Form of Underwriting Agreement.(2)
(h)(2)	Form of Shareholder Servicing Plan and Agreement.(2)
(h)(3)	Form of Selected Dealer Agreement.(2)
(h)(3)	Form of New Account Application.(3)
(i)	Not applicable.
(j)	Custodian Agreement.(2)
(k)(1)	Administrative Services Agreement.(2)
(k)(2)	Sub-Administrative Services Agreement.(2)
(k)(3)	Transfer Agent Agreement.(2)
(k)(4)	Sub-Transfer Agent Agreement.(2)
(k)(5)	Expense Limitation Agreement(3)
(k)(6)	CCO Services Agreement(2)
(k)(7)	CFO Services Agreement.(2)
(l)	Opinion and consent of Proskauer Rose LLP.(4)
(m)	Not applicable.
(n)	Consent of Registrant’s independent registered public account firm.(4)
(o)	Not applicable.
(p)	Subscription Agreement.(2)
(r)(1)	Code of Ethics of the Registrant.(2)
(r)(2)	Code of Ethics of the Advisor.(2)
(r)(3)	Code of Ethics of Sub-Advisor.(2)
(r)(4)	Code of Ethics of Principal Underwriter.(2)
(s)	Power of Attorney.(5)

(1)	Filed on August 15, 2011 with Registrant’s Registration Statement on Form N-2 (File Nos. 333-176316 and 811-22599) and incorporated by reference herein.
(2)	Filed on February 14, 2014 with Pre-Effective Amendment No. 5 to the Registrant’s Registration Statement on Form N-2 (File Nos. 333-176316 and 811-22599) and incorporated by reference herein.
(3)	Filed on March 7, 2014 with Registrant’s Post-Effective Amendment No. 1 to the Registrant’s Registration Statement on Form N-2 (File No. 333-176316 and 811-22599) and incorporated by reference herein.

(4)	Filed herewith.
(5)	Power of Attorney for John H. Grady is filed herewith. Powers of Attorney for Mark Painter and Robert F. Amweg filed on February 14, 2014 with Pre-Effective Amendment No. 5 to the Registrant’s Registration Statement of Form N-2 (File Nos. 333-176316 and 811-22599) and incorporated by reference herein. All other powers of attorney filed on June 13, 2012 with Pre-Effective Amendment No. 1 to Registrant’s Registration Statement on Form N-2 (File Nos. 333-176316 and 811-22599) and incorporated by reference herein.

Item 26. Marketing Arrangements

The information contained under the heading “Plan of Distribution” in the Prospectus is incorporated herein by reference and any information concerning any underwriters for a particular offering will be contained in a prospectus supplement related to that offering.

Item 27. Other Expenses of Issuance and Distribution

The following table sets forth the estimated expenses to be incurred in connection with the sale and distribution of the securities described in this registration statement.

Securities and Exchange Commission Fees	$128,800
Financial Industry Regulatory Authority Fees	$0
Blue Sky Fees	$41,346
Accounting Fees and Expenses	$2,000
Legal Fees and Expenses	$428,386
Printing and Postage Expenses	$16,302
Miscellaneous Fees and Expenses	$44,080
Total:	$660,914

Item 28. Persons Controlled by or Under Common Control with Registrant

It is expected now that the Fund has commenced investment operations and its shares are being sold to the public that the below affiliates of the Adviser’s control will be diluted until such time as the Fund is controlled by its unaffiliated shareholders.

As of April 29, 2015:

% of Voting Securities owned
Registrant	0
AR Capital, LLC	48.64%
RCS Capital Corporation	48.64%

Item 29. Number of Holders of Securities

Set forth below is the number of record holders as of April 29, 2015 of each class of securities of the Fund.

Title of Class	Number of Record Holders
Shares of Beneficial Interest	6

Item 30. Indemnification

Reference is made to Article VIII Sections 1 through 4, of the Registrant's Agreement and Declaration of Trust (the “Declaration of Trust”) which is incorporated by reference herein.

The Registrant maintains insurance on behalf of any person who is or was an independent trustee, officer, employee, or agent of the Registrant against certain liability asserted against and incurred by, or arising out of, his or her position. However, in no event will the Registrant pay that portion of the premium, if any, for insurance to indemnify any such person for any act for which the Registrant itself is not permitted to indemnify.

Insofar as indemnification for liabilities arising under the Securities Act of 1933, as amended (the “Securities Act”) may be permitted to directors, officers and controlling persons of the Registrant pursuant to the provisions described above, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, trustee, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, trustee, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

Item 31. Business and Other Connections of Investment Adviser

A description of any other business, profession, vocation, or employment of a substantial nature in which the investment adviser of the Registrant, and each member, director, executive officer, or partner of any such investment adviser, is or has been, at any time during the past two fiscal years, engaged in for his or her own account or in the capacity of member, trustee, officer, employee, partner or director, is set forth in Part A of this Registration Statement in the section entitled “Management of the Fund.” Additional information as to each member, director, executive officer, or partner of the investment adviser is included in its Form ADV as filed with the Securities and Exchange Commission (File No. 801-74427), and is incorporated herein by reference.

Item 32. Location of Accounts and Records

The accounts, books and other documents required to be maintained by the Registrant pursuant to Section 31(a) of the Investment Company Act of 1940 and the rules thereunder are maintained for the Registrant at c/o Gemini Fund Services, LLC, 450 Wireless Boulevard, Hauppauge, New York 11788 and at the offices of the Registrant’s Adviser at 410 Ocean Avenue, Lynbrook, New York 11563, respectively.

Item 33. Management Services

Not Applicable.

Item 34. Undertakings

1.	Registrant hereby undertakes to suspend the offering of shares until the prospectus is amended if (1) subsequent to the effective date of its registration statement, the net asset value declines more than ten percent from its net asset value as of the effective date of the registration statement or (2) the net asset value increases to an amount greater than its net proceeds as stated in the prospectus.
2.	Not applicable.
3.	Not applicable.
4.	Registrant hereby undertakes:
a.	to file, during any period in which offers or sales are being made, a post-effective amendment to the registration statement:

(1)	to include any prospectus required by Section 10(a)(3) of the Securities Act;
(2)	to reflect in the prospectus any facts or events after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement; and
(3)	to include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;
b.	that, for the purpose of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of those securities at that time shall be deemed to be the initial bona fide offering thereof;
c.	to remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering;
d.	that, for the purpose of determining liability under the Securities Act to any purchaser, if the Registrant is subject to Rule 430C: Each prospectus filed pursuant to Rule 497(b), (c), (d) or (e) under the Securities as part of a registration statement relating to an offering, other than prospectuses filed in reliance on Rule 430A under the Securities Act, shall be deemed to be part of and included in the registration statement as of the date it is first used after effectiveness. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such first use, supercede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such date of first use.
e.	that for the purpose of determining liability of the Registrant under the Securities Act to any purchaser in the initial distribution of securities: The undersigned Registrant undertakes that in a primary offering of securities of the undersigned Registrant pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned Registrant will be a seller to the purchaser and will be considered to offer or sell such securities to the purchaser:
(1)	any preliminary prospectus or prospectus of the undersigned Registrant relating to the offering required to be filed pursuant to Rule 497 under the Securities Act;
(2)	the portion of any advertisement pursuant to Rule 482 under the Securities Act relating to the offering containing material information about the undersigned Registrant or its securities provided by or on behalf of the undersigned Registrant; and
(3)	any other communication that is an offer in the offering made by the undersigned Registrant to the purchaser.
f.	Registrant hereby undertakes: To file a post-effective amendment to the registration statement, and to suspend any offers or sales pursuant the registration statement until such post-effective amendment has been declared effective under the Securities Act, in the event the shares of Registrant are trading below its net asset value and either (i) Registrant receives, or has been advised by its independent registered accounting firm that it will receive, an audit report reflecting substantial doubt regarding the Registrant’s ability to continue as a going concern or (ii) Registrant has concluded that a material adverse change has occurred in its financial position or results of operations that has caused the financial statements and other disclosures on the basis of which the offering would be made to be materially misleading.

5.	Registrant hereby undertakes that:
a.	for the purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of a registration statement in reliance upon Rule 430A and contained in the form of prospectus filed by the Registrant under Rule 497 (h) under the Securities Act shall be deemed to be part of the Registration Statement as of the time it was declared effective; and
b.	for the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of the securities at that time shall be deemed to be the initial bona fide offering thereof.
6.	Registrant hereby undertakes to send by first class mail or other means designed to ensure equally prompt delivery, within two business days of receipt of a written or oral request, any Statement of Additional Information.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, and the Investment Company Act of 1940, the Registrant has duly caused this amendment to its Registration Statement to be signed on its behalf by the undersigned, thereto duly authorized, in the City of New York, State of New York, on the 1st day of May, 2015.

AMERICAN REAL ESTATE INCOME FUND

By:	* John H. Grady President, Treasurer and Secretary, and Chairman and Trustee

Pursuant to the requirements of the Securities Act of 1933, this Post-Effective amendment to the Registration Statement has been signed below by the following persons in the capacities and on the date indicated.

Signatures	Title	Date
* John H. Grady	President, Treasurer and Secretary, and Chairman and Trustee	May 1, 2015
* Gerard Scarpati	Chief Financial Officer	May1, 2015
* Robert F. Amweg	Chief Compliance Officer	May 1, 2015
* Mark Painter	Vice President	May 1, 2015
* Christopher Pike	Vice President	May 1, 2015
* Robin Ann Ferracone	Trustee	May 1, 2015
* Stanley R. Perla	Trustee	May 1, 2015
*By: /s/ Peter M. Fass Peter M. Fass Attorney-In-Fact

EXHIBIT INDEX

Exhibit Number	Exhibit Description
(n)	Consent of Registrant’s independent registered public account firm
(s)	Power of Attorney